As filed with the Securities and Exchange Commission on July 23, 2004

                              Registration Number


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)



                                 Centale, Inc.
               ------------------------------------------------
                (Name of Small Business Issuer in its Charter)

           New York                                     22-3621870
    -----------------------------------------------------------------------
    (State or other Jurisdiction of                  (I.R.S. Employer
     Incorporation or Organization)                   Identification No.)

                                 Centale, Inc.
                                191 Main Street
                             East Aurora, NY 14052
                                (716) 652-7110
    ------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

                       _________________________________

                                    Copy to

                               ROBERT BRANTL, ESQ.
                               322 Fourth Street
                               Brooklyn, NY 11215
                               Attorney for Issuer
                                 (718) 768-6045
                       _________________________________


        Securities to be registered under Section 12(b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $.01 par value per share
                     --------------------------------------
                                (Title of Class)

               FORWARD-LOOKING STATEMENTS: NO ASSURANCES INTENDED

     This Registration Statement contains certain forward-looking statements regarding Centale, its business and financial prospects. These statements represent Management's present intentions and its present belief regarding Centale's future. Nevertheless, there are numerous risks and uncertainties that could cause our actual results to differ from the results suggested in this Registration Statement. Among the more significant factors are:

     * Centale has not yet commenced marketing operations, and has no basis for predicting that its marketing operations will be successful. Centale may not be able to generate sales in a volume sufficient to produce profits.
     *  Centale does not have sufficient cash to fund significant growth.
        If it does not obtain additional cash, it will not be successful. The process of obtaining the necessary cash may result in a significant dilution of the interests of Centale's shareholders in the company.
     * The microsite product that Centale intends to market is newly developed. Flaws in the technology used to develop the microsite could prevent Centale from successfully marketing its product.
     * Centale's product could be readily replicated by a skilled software designer. A competitor with greater capital and a superior distri-bution network could enter into direct competition with Centale and interfere with Centale's access to its intended markets.
     * Centale currently has only one source for its products. Centale's business plan contemplates that Netsmartz LLC will design and develop the software that Centale will market. If Netsmartz fails to deliver software when needed by Centale, it will delay the implementation of Centale's business plan until a replacement supplier is engaged.

     Because these and other risks may cause Centale's actual results to differ from those anticipated by Management, the reader should not place undue reliance on any forward-looking statements that appear in this Report. Readers should also take note that Centale will not necessarily make any public announcement of changes affecting these forward-looking statements, which should be considered accurate on this date only.

                                   PART I

Item 1. Description of Business

        Previous Business Operations

     Centale, Inc. was organized as a New York corporation in November 1998. Early in 1999 Centale entered into the business of leasing real estate to health care facilities. Later in that year, Centale terminated those opera tions and filed in the United States Bankruptcy Court for protection under the
U.S. Bankruptcy Code.   The District Court subsequently dismissed Centale from
bankruptcy without discharging its liabilities. Early in 2003 Centale liquidated its assets in satisfaction of its liabilities.

     Centale was a shell corporation from early 2003, when it liquidated its assets, until February 2004. In February 2004 Thaddeus A. Wier, Jr. purchased a controlling interest in Centale from the previous Chief Executive Officer of Centale. Since February 2004 Mr. Wier has been engaged in implementing in Centale the business plan described in this Registration Statement.

     Current Business

     In August 2004 Centale will commence the business of developing and distributing desktop software solutions. Centale will focus its sales efforts on two distinct markets: the direct response marketing industry and the financial services industry.

     Principal Product

     The product which Centale will market is a Web-based software application that is generically known as a "microsite." Centale will distribute the microsites on a private-branded basis to the owners of Websites. A consumer who links to that Website will be able to download the microsite from the host Website onto his computer desktop. Once downloaded, the microsite will function as a portal linking the Website and the consumer's computer desktop.

     The general characteristics of Centale's microsite will be:

     * The microsite is programmable. The microsite can be a platform for any text, graphics or functions that the Web site owner wants to install on the consumer's desktop.

     * The microsite is scalable. Even after it is downloaded to the consumer's desktop, the Web site owner can add functions to the microsite.

     * The microsite is interactive. Besides serving as a direct portal to the host Website, the microsite can be used as a medium of communications from the consumer to the Website, transmitting, for example, responses to surveys, usage data, or list-serv communications.

     Centale will market the microsites so that it obtains three distinct sources of revenue:

     1. From all customers Centale will seek a license fee, which will be paid partially when the license is signed and in full when the microsite is launched on the customer's Website;

     2. From customers involved in direct response marketing, Centale will seek a commission on sales attributable to the microsite; and

     3. From all customers, Centale will seek hosting fees - although many customers will be able to host the microsite on the same server network that hosts their Websites.

     Development of the Product; Principal Supplier

     From 1998 through 2001 Thaddeus A. Wier, Jr., Centale's Chief Executive Officer, was involved as founder and executive officer of Tek 21, Inc. During his tenure there, Tek 21, Inc. developed and marketed custom desktop software solutions, including a microsite. Tek 21 designed and licensed microsites to over 46 customers, many of them "major brands" that used the microsite to enhance brand loyalty among their customers.

     In February 2004 Mr. Wier purchased control of Centale. For $100,000, Mr. Wier sold to Centale his know-how regarding microsites, as well as the relationships he had developed with software designers capable of producing the microsites. Subsequently, Centale entered into a Software Development Agreement with one of the designers introduced by Mr. Wier: Netsmartz, LLC. Netsmartz has agreed to provide the design, development and related services that Centale will require to support its marketing effort. Netsmartz has also agreed that during the term of the Software Development Agreement and for one year thereafter Netsmartz will not design a software application for any end user involved in the business of direct marketing, except those that Centale sells.

     Centale's agreement with Netsmartz provides that Netsmartz will deliver to Centale a generic microsite designed to Centale's specifications. The agreement specifies that the microsite will be owned by Centale. Netsmartz will retain title to the "background technology" which it uses to develop the microsite, and has provided Centale a nonexclusive perpetual license to use the background technology as needed to market the microsite The date for delivery of the generic microsite understood by the parties is August 15, 2004, although Netsmartz has no contractual obligation to deliver by that date. In exchange for the generic microsite, Centale will pay to Netsmartz $50,000 ($15,000 of which has already been paid), has issued 200,000 shares of common stock to Netsmartz, and has agreed to include those shares in the first registration statement for a public offering that Centale files with the Securities and Exchange Commission.

     Centale's agreement with Netsmartz also outlines the relationship of the two parties after Netsmartz delivers the generic microsite. Netsmartz will then be responsible for customizing the microsites that Centale will market to the specifications of Centale's customers. Netsmartz will also provide maintenance and hosting services for the microsites. Netsmartz has also committed to assist Centale in marketing the microsites. For these services Centale will pay Netsmartz in accordance with its published price list for design and development services. The agreement provides that Centale may compensate Netsmartz in cash or by issuing shares of common stock which have a market price equal to 130% of the amount due to Netsmartz.

     Netsmartz is a well-established software developer that is headquartered in Rochester, New York. Netsmartz has over 100 programmers in six locations. It appears to be capable of providing all of the programming services that

Centale will require in the foreseeable future. As Centale's business develops, however, it may retain a second source for its microsites. There are many software development businesses capable of providing the microsites, and Centale does not anticipate that it would have any trouble developing a second or third source for the microsites.

     Market: The Direct Response Marketing Industry

     Centale intends to focus its marketing efforts on two market segments. One of these is the market made up of companies involved in direct response marketing. Our Chairman, Todd Wier, spent most of 2003 managing a direct response marketing company in Florida. Our Vice President, Sterling Shepperd, worked for most of the past eight years with two of the leaders in the direct response marketing industry. Based on their experience with the industry and the challenges it faces, they have determined that the microsite can be marketed effectively as solution to a number of those challenges.

     The category "direct response marketing" includes a broad range of marketing techniques - radio ads, infomercials, shopping channels, email solicitations, billboards, etc. - whose common characteristic is that the customer is solicited to initiate direct communication with the seller: by calling-in, mailing-in, or clicking through to the seller. In the U.S. today, direct response marketing is used to distribute a wide variety of products, from mops to speed-reading programs.

     The harsh reality of direct response marketing is that very few direct response marketing campaigns become an unqualified success - i.e. a marketing campaign that sustains bottom line profitability for a year or more. The cost of advertising and media placement overwhelms the remainder of the industry's efforts. A number of factors contribute to this phenomenon:

     * Most "soft offer" direct response campaigns have only one shot at a potential customer and, on average, they miss 75% of the time - even though the customer has initiated the conversation. Our informal polling of industry participants indicates that the "close rate" at most call centers is about 25%; the inclination that induced the other 75% to dial the "800" number is lost forever - representing, in financial terms, a 75% immediate depreciation in the value of the advertising purchased.

     * Because seller-customer dialogue in direct response marketing is entirely focused on the call center, the methods customarily used to renew the selling relationship after the first sale are out bound calls and mailings - both inefficient ways of renewing the interest level that sparked the initial relationship. Again, this phenomenon results in a significant depreciation in the value of the advertising purchased - even when a sale is made, the relationship that the advertising acquired for the seller usually ends immediately after the sale.

     * Regulations such as the 2003 Can Spam Act and the development of a national "do-not-call registry" are reducing the range of available techniques for accessing direct marketing customers.

     * In the past few years the cost of media (primarily radio and television spots and print media pages) has increased significantly. Although the development of cable television and the deregulation of broadcast media in the 1980s led to price-cutting competition among proliferating media sources, recent consolidation in the radio and television industries has led to sharp increases in media costs, which in turn squeeze direct response marketing profits.

     All of these factors underscore the direct response marketing industry's need for an effective method of "back-end marketing" - i.e a method of developing and selling to an established customer base. Centale intends to market its microsite to the industry as a solution to that need. The microsite will offer direct response marketers an ongoing relationship with those customers who download the microsite, which will replace the "one-shot" sales effort that characterizes conventional direct response marketing.

     For each customer, our generic microsite can be customized to the specific product that the customer is marketing. The microsite will be customized by integrating a unique skin (i.e. the appearance of the microsite on the desktop) and programming functions relevant to the product being marketed. Because the microsite is programmable, we can also provide our customer the option of modifying the microsites that are already in place on consumers' desktops whenever the marketer wants to focus on a different product marketing campaign.

     The functions that a microsite can perform in a direct marketing campaign are multiple. Initially, the microsite will enable the marketer to re-solicit that large group of potential customers who dial the call center in response to the marketer's ads but make no purchase. If the call center staff obtains an email address during the introductory portion of the call, the marketer can then email a microsite to the customer. Since the microsite will be designed to have appeal and utility for persons interested in the marketer's products, it is likely that many recipients of the email will download the microsite. That will enable the marketer to make a second effort to convert the customer's initial impulse (the one that caused him to dial the "800" number) into a sale.

     After a customer becomes a purchaser, the microsite becomes a continuous means of communication between the marketer and the customer - every time she turns on her computer. On its face the microsite will bear a dynamic graphic design (e.g. the product's trade dress, the celebrity who endorsed the product, some representation of the consumer's desire for the benefits of the product - the possibilities are endless) that resides on the screen of a customer's computer as a permanent and prominent reminder of the marketer and its products. Within the microsite can be located many applications or combination of applications. For example, in the microsites we develop for customers marketing health and beauty products (a major portion of the direct marketing industry) we can include applications that will facilitate a solution to the client's wellness issue.

     The customer for a weight-loss product may find in the microsite a meal planner, diet tips, links to online information, and a link to the marketer's Website. The customer for a stop-smoking product may find tension-reduction techniques, words of encouragement, links to online exercise programs, and, of course, a link to the marketer's Website. From time to time, the marketer can send to each customer through the microsite an offer of additional or complementary products for his or her specific "problem," or perhaps a brief request for feed-back on the customer's progress in solving the problem - a reminder that the marketer is the customer's partner in achieving his personal wellness.

     The microsite can be made interactive, so that the marketer can program messages that respond to the customer's prompts and can dance across the consumer's screen or pop out of the microsite in words or music, reminding the customer of her personal goals and the role of the marketer's products in achieving them. The marketer can broadcast to the microsites a schedule of events sponsored by the marketer that focus on specific wellness issues. Finally, of course, the microsite will be a two-way link between the customer and the marketer. The customers can click from the microsites to the marketer's Website whenever they need to replenish their product supply, and the Website can broadcast reminders and new offers to the customers through the microsites on a programmed schedule or as the marketer determines.

     Our plan is to license the microsite to direct response marketers in exchange for an up-front license fee and a commission on sales generated through the microsite. We also expect that many customers in this industry will not have their own computer facilities, and will retain Centale to provide hosting, administration and maintenance services as well. We will offer all of these services for a fee, which will represent the fee we will pay to Netsmartz to provide the services plus a mark-up.

     Centale intends that initially it will market directly to the direct response marketing industry, using the contacts in that industry that its officers have acquired. As our business grows and funds become available, Centale intends to develop an in-house marketing staff. Centale may also contract with independent agents and resellers as needed to meet market demand for our microsites.

     Market:  The Financial Services Industry

     The other market toward which we intend to direct our sales efforts is the financial services industry. The portion of this industry on which we will focus consists of brokerage firms, investment advisors, publishers of financial newsletters, investor relations consultants, and others involved in marketing information about equity and debt securities. Similar to participants in the direct response marketing industry, participants in the

<PAGE)


financial services industry expend large sums on advertising and promotion to attract customers, and can benefit from a technology that will enhance the "back-end" value of the relationships they develop. Centale's microsites can be used to expand that back-end relationship.

     The primary benefit of a microsite to the financial services industry is the attention it demands. Unlike the phone message, email message or newsletter than must stand in line with a multitude of similar communications, a communication made through the microsite reaches its target as soon as he sits at his computer. The microsite also enables an immediate response from the client - particularly useful in the financial services industry when timing is often crucial.

     Centale intends to market the microsite directly to broker-dealers, at first using its officers and later engaging an in-house sales staff. Centale has engaged Irving Associates, LLC to be its exclusive sales agent to the remainder of its targeted portion of the financial services industry - namely, investment advisors, companies involved in publication of financial information and stock analysis, and companies primarily involved in investor relations, public company public relations or stock promotion. Centale will require a license fee from each customer in the financial services industry who contracts for a microsite.

     Research & Development

     During the fiscal year ended March 31, 2004, Centale acquired the know-how which underlies its business plan from Thaddeus A. Wier, Jr. for a fee of $100,000. Centale has contracted with Netsmartz LLC to develop the generic microsite for a fee of $50,000, payable in the current fiscal year. We expect that most other research and development that we undertake during the next twelve months will be customer-funded, to meet the specific requirements of a customer. We are, however, regularly searching our industry for applications that would increase the value of our microsites. If we find one or more, we may retain Netsmartz to replicate it and integrate it into our generic microsite.

     Competition

     Centale will be in direct competition with a vast number of software designers and distributors. Many are large multi-national entities; most are small, single office design boutiques. Our plan is to develop a competitive advantage by keeping a sharp focus on our two target markets: the direct response marketing industry and the financial services industry, and on the way in which our one product offering - the microsite - can alleviate the customer communications challenges that these industries face. Utilizing our experience in these industries and our understanding of their specific "back-end" issues, we should be able to demonstrate the advantages of our microsite to potential customers with more detail that our competitors bring to their presentations.

     Government Regulation

     There are no government regulations that are specifically directed at marketing activities of the nature we intend to undertake. However, as we develop and implement microsites for our customers, we will have to be cognizant of the regulations designed to prevent online invasions of privacy. Among other responses to such regulations, we will provide the appropriate opt-out provisions in any communications mechanism that we develop.

     There are many actual and proposed regulations governing communications methods and content employed by each of our target markets, the direct response marketing industry and the financial services industry. While these regulations will not directly interfere with our intended business activities, they may reduce our market to the extent that they limit the communications that our customers can make to consumers.

     Employees

     Centale currently has two full-time employees: its officers. As working capital becomes available, we intend to increase our staff.

Item 2. Management's Discussion and Analysis or Plan of Operations

     During the next twelve months we intend to focus our activities exclusively on marketing microsites to our two target markets. Initially the marketing activities will be carried out by our two officers, except for the portion of the financial services industry to which Irving Associates will market. As capital funds become available, we intend to develop an in-house sales staff. We may also contract with independent agents and resellers to market our microsite.

     Our intention is to maintain a relatively small overhead. The only additions to plant and equipment that we anticipate during the next twelve months are expanded office space and such office equipment as will be needed by new staff. The additions to staff that we anticipate during the next twelve months are:

     *  a controller and bookkeeper;
     *  an administrative assistant; and
     *  additional sales staff.

     The sales staff we add will work primarily on a commission basis. So the only full salaries that we expect to add in the next twelve months will be the three administrative personnel identified above. Of course, if our business grows faster than we currently anticipate, we will increase staff as needed to service demand.

     In the five months since Todd Wier began developing our current business plan in Centale, our operations have been funded by the private sale of equity and debt to investors for a total of $220,000. Through May 31, 2004 we had used $142,228 of those funds, primarily to pay our CEO's salary and professional fees, and to acquire business opportunities related to our core business plan.

     Currently we have negative working capital and little cash. Because our only payroll is to our officers, we can initiate our business without additional capital infusion. To fund growth, however, we will require additional capital. We will seek to secure the additional capital from institutions and private investors. At the present time, however, no one has committed to provide us any additional funds.

     Off-Balance Sheet Arrangements

     Centale is not party to any off-balance sheet arrangements, as defined in the Regulations of the Securities and Exchange Commission.

Item 3. Description of Property

     Centale has only one business location. Its executive offices are located at 191 Main Street in East Aurora, New York. Centale currently occupies three offices at that location on an at-will basis, as a subtenant of a company owned by Jon DeYoung, a member of Centale's Board of Directors. Centale does not pay any rent or other expenses for the premises. The premises are adequate for Centale's current business operations. As the business grows, however, Centale may need to obtain a somewhat larger office space, of which there are many available in the vicinity of East Aurora. Centale will not require much space, however, for the foreseeable future, as its business plan contemplates outsourcing of the greater part of its business operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of this prospectus by the following:

     * each shareholder known by us to own beneficially more than 5% of our common stock;

     *  our Chief Executive Officer;

     *  each of our directors; and

     *  all directors and executive officers as a group.

     There are 10,154,000 shares of our common stock outstanding on the date of this Registration Statement. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

     In computing the number of shares beneficially owned by a person and the percent ownership of that person, we include shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days. We do not, however, include these "issuable" shares in the outstanding shares when we compute the percent ownership of any other person.

                              Amount and
                              Nature of
     Name and Address         Beneficial          Percentage
     of Beneficial Owner(1)   Ownership(2)        of Class
     --------------------------------------------------------------
     Thaddeus A. Wier, Jr.    5,825,000(3)           52.2%

     Jon DeYoung              1,125,000              11.1%

     Manjeet Dhariwal           200,000(4)            2.0%
     c/o Netsmartz LLC
     3495 Winton Place
     Bldg. E, Suite 285
     Rochester, NY 14623

     All Officers and
      Directors As a
      Group (4 persons)       7,350,000(3)(4)        65.9%

     Kenneth Keller             600,000               6.0%
     1206 Carriage
     East Aurora, NY 14052
____________________________________

(1) Except as noted, the address of all shareholders is c/o Centale, Inc., 191 Main Street, East Aurora, NY 14052
(2)   All shares are owned of record unless otherwise indicated.
(3) Includes 1,000,000 shares that Mr. Wier may acquire pursuant to a currently-exercisable option. Also includes 289,800 shares that are held by members of Mr. Wier's immediate family.
(4) Includes 200,000 shares owned of record by Netsmartz LLC, of which Mr. Dhariwal is a member.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     This table identifies the officers and the members of Centale's Board of Directors. Directors serve until the next annual meeting of shareholders and until their successors are elected and qualify. Officers serve at the pleasure of the Board of Directors.

                                                          Director
 Name                  Age  Position with the Company     Since
--------------------------------------------------------------------------
Thaddeus A. Wier, Jr.   43  Chairman, Chief Executive      2004
                             Officer, Chief Financial
                             Officer

Manjeet Dhariwal        31  Chief Technology Officer,      2004
                            Director

Jon DeYoung             51  Director                       2004

Sterling Shepperd       29  Vice President                    -

     Thaddeus A. Wier, Jr.   Mr. Wier acquired the controlling stock interest
in Centale in February 2004, and has served as Chairman of Centale since then. From April 2003 until December 2003 Mr. Wier was the Chief Executive Officer of JMT Solutions LLC, which was engaged in the business of direct response marketing in Palm Bay, Florida. From January 2002 until April 2004 Mr. Wier was the President of JMT Marketing, Inc., which was engaged in the business of selling custom software solutions in East Aurora, New York. From 1998 through 2001 Mr. Wier was employed by Tek 21, Inc., which was involved in designing, developing and marketing custom software solutions. Mr. Wier founded Tek 21, Inc. in 1998 and served at times as Chief Executive Officer, at times as Director of Business Development, and at times as a consultant to Tek 21, Inc.

     Manjeet Dhariwal became Centale's Chief Technology Officer in June 2004, when Centale entered into its Software Development Agreement with Netsmartz LLC. Mr. Dhariwal has been employed by Netsmartz LLC since 2000, and is currently its Chief Executive Officer. Netsmartz has six locations in the United States and India, and is engaged in the business of designing and developing software solutions and providing related services such as hosting. Prior to joining Netsmartz, Mr. Dhariwal was employed as Senior Director of Business Planning by Global Crossing. Mr. Dhariwal will provide services to Centale on a part-time, as needed basis.

     Jon DeYoung has owned and managed Advanced Safety Systems, a division of Atlantic Tales, Inc., for over 27 years. Advanced Safety Systems is engaged in the business of developing and implementing fire protection systems. In that position, Mr. DeYoung has successfully negotiated over $70 million in contracts, notably for General Electric facilities in Europe and the Philippines and for the Epcot Center. Mr. DeYoung is the past President and Director of several trade organizations.

     Sterling Shepperd. Mr. Shepperd has been the Vice President of Centale since July 2004, and had served as a consultant to Centale since February 2004. From June 2003 through November 2003 Mr. Shepperd was the Sales Manager for JMT Solutions, LLC, which was engaged in the business of direct response marketing in Palm Bay, Florida. From 1999 until he joined JMT Solutions, Mr. Shepperd was employed by DanMark, Inc., an organization engaged in direct response marketing. Mr. Shepperd served as Sales Manager and Trainer for two of DanMark's offices.

     Nominating and Audit Committee

     The Board of Directors does not have a nominating committee or an audit committee, due to the small size of the Board. Moreover, the Board of Directors does not have an audit committee financial expert, because Centale is only in its start-up phase and has not yet been able to attract Board members with the requisite financial experience. The Board of Directors intends to recruit an audit committee financial expert to join the Board of Directors at the earliest practical opportunity.

Item 6. Executive Compensation

     Compensation

     This table itemizes the compensation we paid to Thaddeus A. Wier, Jr.
for services during the year ended March 31, 2004. Mr. Wier has served as our Chief Executive Officer since February 11, 2004. There was no other officer to whom Centale paid either salary or bonus during the past three fiscal years.

                           Fiscal
                           Year        Salary

Thaddeus A. Wier, Jr...... 2004    $   25,000
                           2003             -
                           2002             -

     Options/SAR Grants

     The following tables set forth certain information regarding the stock options acquired by the Company's Chief Executive Officer during the year ended March 31, 2004 and those options held by him on March 31, 2004.


     Option Grants in the Last Fiscal Year


                        Percent                                Potential
                        of total                               realizable
          Number of     options                                value at assumed
          securities    granted to                             annual rates of
          underlying    employees    Exercise                  appreciation of
          option        in fiscal    Price       Expiration    for option term
Name      granted       year         ($/share)   Date            5%      10%
-------------------------------------------------------------------------------
T. Wier   1,000,000      40%          $.10       2/11/05         0        0
T. Wier   1,500,000(1)   60%          $.20      12/31/06         0        0

____________

(1)  This warrant gives Mr. Wier:

     i. The right to purchase 500,000 shares after the sum of (a) the paid-in-capital reflected on Centale's balance sheets less (b) the paid-in-capital attributable to services rendered in consideration of capital stock exceeds One Million Dollars ($1,000,000).
    ii. The right to purchase 500,000 additional shares after the sum of (a) the paid-in-capital reflected on Centale's balance sheets less (b) the paid-in-capital attributable to services rendered in consideration of capital stock exceeds Two Million Dollars ($2,000,000).

   iii. The right to purchase an additional 500,000 shares after securities issued by Centale are listed on the NASDAQ
            SmallCap Market.

     Aggregated Fiscal Year-End Option Values

        Number of securities underlying       Value of unexercised in-the-money
        unexercised options at fiscal year-     options at fiscal year-end ($)
Name    end (#) (Exercisable/Unexercisable)     (Exercisable/Unexercisable)
-------------------------------------------------------------------------------
T. Wier     1,000,000/1,500,000                      0/0

     Compensation of Directors

     Members of the Board of Directors do not receive compensation for services as such.

     Employment Contracts

     Thaddeus A. Wier, Jr. is party to an Employment Agreement with Centale dated February 11, 2004, which terminates on March 31, 2007. The agreement provides that Mr. Wier will serve as Centale's Chairman of the Board and will also provide consulting services to Centale in the areas of business development, investor relations, public relations and finance. Mr. Wier undertakes in the agreement that he will not compete with Centale for one year after he ceases to be employed by Centale. For these services and the covenant of non-competition, Centale has agreed to pay Mr. Wier a salary of $150,000 per annum. Centale will also pay Mr. Wier a quarterly bonus equal to his salary if the Board of Directors determines that he has achieved the performance criteria set by the Board. Centale will also provide Mr. Wier a $1,000,000 life insurance policy payable to his beneficiaries and a monthly automobile allowance of $700. The agreement also provides Mr. Wier a 35-month warrant to purchase 1,500,000 shares of common stock at $.20 per share if certain specified conditions are satisfied. In the same agreement Centale agreed to pay Mr. Wier a fee of $100,000 in consideration of his undertaking to implement a business plan in Centale and to utilize his access to microsite technology for the benefit of Centale. Prior to February 11, 2005 Mr. Wier may opt to take one million shares of common stock in lieu of the fee. The agreement provides Mr. Wier the right to demand that Centale register the one million shares taken in lieu of fee and the shares underlying his warrant with the Securities and Exchange Commission for public resale.

     Manjeet Dhariwal is employed by Centale pursuant to a Management Services Agreement dated June 30, 2004. The agreement provides that Mr. Dhariwal will serve as Centale's Chief Technology Officer on a part-time basis. Mr. Dhariwal covenants in the agreement that he will not compete with Centale for one year after his employment by Centale terminates. The agreement provides that Centale will not pay any compensation to Mr. Dhariwal for his services, as he will benefit from the earnings that Netsmartz will derive from its relationship with Centale.

     Sterling Shepperd Jr. is party to an Employment Agreement with Centale dated July 6, 2004, which terminates on June 30, 2006. The agreement provides that Mr. Shepperd will serve as Centale's Vice President, reporting to Centale's Chief Executive Officer. Mr. Shepperd undertakes in the agreement that he will not compete with Centale for one year after he ceases to be employed by Centale. For these services and the covenant of non-competition, Centale has agreed to pay Mr. Shepperd a non-refundable draw against commissions of $30,000 per year, which will increase to $50,000 when Centale has obtained an additional $150,000 in capital or achieves net positive cash flow from operations in excess of $25,000 per month. Mr. Shepperd will be entitled to commissions on sales for which he is responsible. He will also receive a monthly automobile allowance of $350. Upon execution of the agreement, Centale awarded 200,000 shares of restricted stock to Mr. Shepperd which will vest quarterly over the two years ended June 30, 2006.

Item 7. Certain Relationships and Related Transactions

     Jon DeYoung, a member of Centale's Board of Directors, is party to a Consulting Agreement with Centale dated July 21, 2004. The agreement provides that Mr. DeYoung will provide business advice and consulting services to Centale's Board of Directors and Chief Executive Officer. The agreement terminates on January 31, 2006. In compensation for his services, Centale has issued 600,000 shares of common stock to Mr. DeYoung.

     Centale's Consulting Agreement with Jon DeYoung provides that at any time prior to January 31, 2006 Centale's Board of Directors may elect to have Jon DeYoung serve as Centale's Chief Executive Officer. If Centale's Board does elect to place Mr. DeYoung in that position, it will immediately issue an additional 500,000 shares of common stock to him. During his tenure as Chief Executive Officer, Centale would pay Mr. DeYoung an annual salary of $120,000, a bonus in like amount subject to satisfaction of performance standards set by the Board, and a car allowance of $500 per month.

Item 8. Description of Securities

     Centale is authorized to issue 25,000,000 shares of Common Stock, $.01 par value per share, of which 10,154,000 shares are outstanding.

     Holders of the Common Stock are entitled to one vote for each share in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors with respect to the Common Stock out of funds legally available therefor and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is validly issued, fully paid and non-assessable.


                                 PART II

Item 1. Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters

     (a) Market Information

     Trading Market. There is no public trading market for Centale's common stock.

     Options, Warrants, Convertible Securities. There are no options or warrants to purchase Centale's common stock or securities convertible into Centale's common stock, except as follows:

        - Centale's employment agreement with Thaddeus A. Wier, Jr. provides that Centale will pay a fee of $100,000 to Mr. Wier. The agreement further provides that at any time prior to February 11, 2005 Mr. Wier may elect to convert the right to receive the fee into one million shares of Centale common stock.

        - Pursuant to Mr. Wier's employment agreement with Centale, Centale granted a common stock purchase warrant to Mr. Wier. The warrant gives Mr. Wier:

          i. The right to purchase 500,000 shares after the sum of (a) the paid-in-capital reflected on Centale's balance sheets less (b) the paid-in-capital attributable to services rendered in consideration of capital stock exceeds One Million Dollars ($1,000,000).
         ii. The right to purchase 500,000 additional shares after the sum of (a) the paid-in-capital reflected on Centale's balance sheets less (b) the paid-in-capital attributable to services rendered in consideration of capital stock exceeds Two Million Dollars ($2,000,000).

        iii. The right to purchase an additional 500,000 shares after securities issued by Centale are listed on the NASDAQ SmallCap Market.

     Mr. Wier's warrant will expire on December 31, 2006. The exercise price specified in the warrant is $.20 per share.

        - Sebec Marketing, Inc. holds a common stock purchase warrant, which gives it a conditional right to purchase up to 200,000 shares for $1.00 per share. Sebec Marketing may purchase 100,000 shares if on October 1, 2004 certain criteria specified in Centale's Media Placement Services Agreement have been satisfied. Sebec Marketing may purchase an additional 100,000 shares if on April 1, 2005 those same criteria have been satisfied. The warrant expires on December 31, 2006. Centale does not expect that Sebec's warrant will become exercisable, as Centale is no longer doing business with Sebec Marketing.

     Availability of Rule 144. There are 300,000 shares of Centale common stock which are "free-trading" - i.e the holders of those shares may sell them in any public market that develops without registration and without limitation. In addition, there are 1,181,490 shares that have been owned beneficially by their current holders for over two years, and may be sold pursuant to Rule 144(k) of the Securities and Exchange Commission provided that a public trading market has previously been established. Finally, there are 687,600 shares of Centale common stock that have been owned beneficially by their current holders of over one year, and may be sold pursuant to Rule 144 of the Securities and Exchange Commission whenever the conditions for availability of that Rule are met. The conditions for the availability of Rule 144 are (a) that the issuer has been subject to the reporting requirements of the Securities Exchange Act for at least 90 days (that 90 day period will commence when this registration statement is declared effective by the Securities and Exchange Commission); (b) that the issuer has, at the time of the sale, has filed all reports required by the Securities Exchange Act;
(c) that a one year holding period has elapsed since the shares were acquired from the issuer or an affiliate of the issuer, (d) that the shareholder may sell no more than one percent of the issuer's outstanding shares in any three month period, and (e) that the shares must be sold in "brokers' transactions."


     Registration Rights. Centale has not agreed to register any securities under the Securities Act for sale by the security holders, except as follows:

        - Centale's employment agreement with Thaddeus A. Wier, Jr. provides that, upon his demand, Centale will register any shares acquired by him pursuant to his employment agreement - i.e. shares (up to 1,500,000) acquired upon exercise of his common stock purchase warrant or shares (up to 1,000,000) acquired by him in lieu of the $100,000 fee due to him.

        - Centale's Software Development Agreement with Netsmartz, LLC provides that Centale will include 200,000 shares of common stock owned by Netsmartz in the next registration statement it files for a public offering.

     Public Offering. Centale is not making a public offering of any securities nor is it proposing to make a public offering of securities.

     (b)  Holders

     There are 61 holders of record of Centale's common stock.

     (c)  Dividends

     Centale has never paid a dividend on its common stock. There are no restrictions on Centale's ability to pay dividends. However, Centale is unlikely to pay dividends in the foreseeable future, as it intends to commit its earnings, if any, to the growth of its business.

     (d)  Securities Authorized for Issuance Under Equity Compensation Plans

     Centale does not have an equity compensation plan.

Item 2. Legal Proceedings

     Neither Centale nor its property is party to any pending legal proceeding.

Item 3. Changes in and Disagreements with Accountants

     Centale has not dismissed its principal independent accountant within the past two years, nor has its principal independent accountant resigned.

Item 4. Recent Sales of Unregistered Securities

     The following table lists all shares of common stock sold by Centale since July 22, 2001 without registering the shares under the Securities Act. Centale did not sell any securities other than the common stock listed below.

                   Number                           Purchase
     Date        of Shares        Purchaser         Price
     ----------------------------------------------------------
     6/13/02    5,000,000         David Knoll              (1)
     2/23/04      600,000         Jon DeYoung              (2)
     3/11/04      185,000         Robert Brantl            (2)
     3/11/04      250,000         Kenneth Keller    $25,000
     3/11/04      125,000         Ronald Wessel     $25,000
     3/11/04      125,000         Kathy Gray               (3)
     3/11/04      175,000         Walter Holmes     $10,000
     3/11/04      250,000         Bonnie Phillips   $10,000
     3/14/04      100,000         James R. Solakian        (4)
     3/26/04       50,000         George Siembida   $25,000
     5/15/04      350,000         Kenneth Keller    $50,000
     5/15/04      225,000         Walter Holmes     $25,000
     6/08/04      150,000         Irving Associates        (4)
     7/01/04      200,000         Netsmartz LLC            (4)
     7/21/04      600,000         Jon DeYoung              (4)

________________________________

(1) Centale issued the shares to Mr. Knoll for "past considerations and services during the past four years."
(2) Centale issued shares to Messrs. DeYoung and Brantl for assistance rendered in organizing Centale's business plan.
(3) Centale issued shares to Kathy Gray in consideration of her loan of $25,000 to Centale.
(4) Centale issued shares to Mr. Solakian, Irving Associates, Netsmartz LLC and Mr. DeYoung pursuant to contracts under which each committed to provide services to Centale.

     Each of the aforesaid sales was exempt from registration under the Securities Act pursuant to Section 4(2) of the Act, since the sale was not made in a public offering and was made to an individual who had access to detailed information about Centale and was acquiring the shares for his, her or its own account. No advertising or general solicitation was employed in offering any of the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted. There were no underwriters in connection with any of the sales.

Item 5. Indemnification of Directors and Officers

     The New York Business Corporation Law provides that a New York corporation may adopt in its certificate of incorporation and/or bylaws any provision regarding indemnification of directors and officers and advancement of expenses to them, except that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

     Centale's Certificate of Incorporation provides that Centale will indemnify a director or officer to the full extent permitted by the Business Corporation Law of the State of New York.

     Centale's Bylaws provide that Centale shall indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, by reason of the fact that he was a director or officer of Centale, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees; provided, however, that no indemnification shall be made if a judgment or other final adjudication adverse to the director or officer establishes that his acts were the result of active and deliberate dishonesty and were material to the cause of action
so adjudicated.   The Bylaws also provide that Centale shall indemnify any
person made, or threatened to be made, a party to an action by or in the right of Centale to procure a judgment in its favor by reason of the fact that he is or was a director or officer of Centale, against amounts paid in judgment or settlement, and reasonable expenses, including attorneys' fees; provided, however, that no indemnification may be made if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained a financial profit or other advantage to which he was not legally entitled.

                                  PART F/S


                                 CENTALE, INC.


(FORMERLY KNOWN AS
SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.)
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
East Aurora, New York

TABLE OF CONTENTS


Independent Auditors' Report                                          21

Balance Sheet at May 31, 2004                                         22

Statement of Changes in Stockholders' Equity for the two months ended May 31, 2004, the Years ended March 31, 2004 and 2003, and the Period from the Date of Inception (November 12, 1998) to
 May 31, 2004.                                                        23

Statement of Operations for the two months ended May 31, 2004, the Years ended March 31, 2004 and 2003, and the Period from
 the Date of Inception (November 12, 1998) to May 31, 2004.           24

Statement of Cash Flows for the two months ended May 31, 2004, the Years Ended March 31, 2004 and 2003, and the Period from
 the Date of Inception (November 12, 1998) to May 31, 2004.           25

Notes to Financial Statements                                      26-29

                       INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Safe Harbour Health Care Properties, LTD.
East Aurora, New York


	We have audited the accompanying balance sheet of Centale, Inc. (Formerly know as Safe Harbour Health Care Properties, LTD. (A Development Stage Company) (A New York Corporation) as of May 31, 2004 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the two months ended May 31, 2004, the years ended March 31, 2004 and 2003, and the period from the date of inception (November 12, 1998) to May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with The Public Company Accounting Oversight Board Standards (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centale, Inc. (Formerly known as Safe Harbour Health Care Properties, LTD. (A Development Stage Company) (A New York Corporation) as of May 31, 2004, and the results of its operations and its cash flows for the period from the date of inception (November 12, 1998) to May 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

	The accompanying financial statements have been prepared assuming Centale, Inc. (Formerly known as Safe Harbour Health Care Properties, LTD. (A Development Stage Company) (A New York Corporation) will continue as a going concern. As discussed in Note G to the financial statements, the Company has incurred losses that have resulted in an accumulated deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Rotenberg & Co., LLP
------------------------

Rochester, New York
  June 14, 2004

<PAGEE>

CENTALE, INC.

(FORMERLY KNOWN AS
SAFE HARBOUR HEALTHCARE PROPERTIES, LTD.)
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
East Aurora, New York



BALANCE SHEET

                                                 May 31,
                                                  2004

ASSETS

 Cash and Cash Equivalents                   $   77,772
 Software Technology                            100,000
                                               --------
 Total Assets                                $  177,772
                                               ========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 Current Liabilities
 Accounts Payable                            $   25,836
 Accrued Expenses                                 2,950
 Accrued Bonus to Officer                        50,000

 Other Liabilities
 Due to Stockholder                             100,000
 Note Payable                                    25,000
                                               --------
 Total Liabilities                              203,786
                                               --------
Stockholders' Equity (Deficit)
 Common Stock:  $.01 Par;
  25,000,000 Shares Authorized
  8,704,000 Issued and Outstanding as
  of May 31, 2004                                87,040
 Preferred Stock:  $.01 Par;
  5,000,000 Shares Authorized,
  No Shares Issued                                    -
 Additional Paid In Capital                     196,444
 Deficit Accumulated During Development Stage  (309,498)
                                               --------
 Total Stockholders' Equity (Deficit)           (26,014)
                                               --------
 Total Liabilities and Stockholders'
  Equity (Deficit)                           $  177,772
                                               ========


The accompanying notes are an integral part of these financial statements.

CENTALE, INC.

(FORMERLY KNOWN AS
SAFE HARBOUR HEALTHCARE PROPERTIES, LTD.)
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
East Aurora, New York


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD FROM THE DATE OF INCEPTION (NOVEMBER 12, 1998) TO MAY 31, 2004


                                                  Deficit
                                                  Accumulated
                      Common Stock   Additional   During         Stockholders'
                    Number           Paid-In      Development    Equity
                   of Shares  Value  Capital      Stage          (Deficit)
-------------------------------------------------------------------------------
Balance -
November 12, 1998         -  $     -  $      -     $         -    $       -

Common Stock Issued
 in Exchange for
 Organization
 Expenses           304,230    3,042         -               -        3,042

Stock Split
 Issued in the
 form of a
 Stock Dividend   1,264,770   12,648         -         (12,648)           -

Expenses Paid by
 Stockholders
 on Behalf of
 the Corporation          -        -     2,586               -        2,586

Assets Contributed
 to Corporation,
 Net of Related
 Liabilities
 Assumed                  -        -     5,858               -        5,858

Net Loss for the
 Period                   -        -         -          (5,628)      (5,628)
                -----------------------------------------------------------
Balance -
 March 31, 2002   1,569,000   15,690     8,444         (18,276)       5,858


Common Stock Issued
 in Exchange for
 Organization
 Expenses         5,000,000   50,000         -               -       50,000

Net Loss for the
 Period                   -        -         -         (50,000)     (50,000)
                  ---------------------------------------------------------
Balance -
 March 31, 2003   6,569,000   65,690     8,444         (68,276)       5,858

Interest Expense
 on Note Payable
 Contributed as
 Capital                  -        -    11,250               -       11,250

Common Stock Issued
 in Exchange for
 Services           185,000    1,850         -               -        1,850

Common Stock Issued
 for Cash           250,000    2,500    22,500               -       25,000

Common Stock Issued
 for Cash           125,000    1,250    23,750               -       25,000

Common Stock Issued
 for Cash           125,000    1,250         -               -        1,250

Common Stock Issued
 for Cash           175,000    1,750     8,250               -       10,000

Common Stock Issued
 for Cash            50,000      500    24,500               -       25,000

Common Stock Issued
 for Cash           400,000    4,000    21,000               -       25,000

Common Stock Issued
 for Cash           250,000    2,500     7,500               -       10,000

Net Loss for the
 Period                   -        -         -         (110,292)   (110,292)
                   --------------------------------------------------------
Balance -
 March 31, 2004   8,129,000   81,290   127,194         (178,568)     29,916

Common Stock Issued
 for Cash           350,000    3,500    46,500                -      50,000

Common Stock Issued
 for Cash           225,000    2,250    22,750                -      25,000

Net Loss for the
 Period                   -        -         -         (130,930)   (130,930)
                 ----------------------------------------------------------
Balance-
 May 31, 2004     8,704,000  $87,040  $196,444      $  (309,498)  $ (26,014)
                 ==========================================================


The accompanying notes are an integral part of these financial statements.

CENTALE, INC.

(FORMERLY KNOWN AS
SAFE HARBOUR HEALTHCARE PROPERTIES, LTD.)
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
East Aurora, New York


STATEMENTS OF OPERATIONS FOR THE PERIOD FROM THE DATE OF
INCEPTION (NOVEMBER 12, 1998) TO MAY 31, 2004

                          Period of Inception   Two Months       Years Ended
                          (November 12, 1998)     Ended           March 31,
                            to May 31, 2004    May 31, 2004     2004      2003
-------------------------------------------------------------------------------
Revenues                   $        -        $        -    $       -   $      -
                          -----------------------------------------------------

Expenses
 Interest Expenses             12,500                 -       12,500          -
 Consulting Services          134,495            96,350       38,145          -
 Professional Services         50,636            17,950       32,686          -
 Insurance Expenses             3,569             1,427        2,142          -
 Rent Expense                   2,000             2,000            -          -
 Advertising Expenses          17,526                 -       17,526          -
 Telephone Expenses               717               342          375          -
 Meals & Entertainment            397               397            -          -
 Office Expenses                9,930             9,930            -          -
 Travel Expenses                2,420             2,420            -          -
 Bank Charges                     132                72           60          -
 Organization Expenses         53,042                 -            -     50,000
 Loss on Disposal of Assets     5,858                 -        5,858          -
 Miscellaneous                  1,042                42        1,000          -
                             --------------------------------------------------
Total Expenses                294,264           130,930      110,292     50,000
                             --------------------------------------------------
Net Loss for the Period    $ (294,264)       $ (130,930)   $(110,292)  $(50,000)
                             ==================================================

Earnings (Loss) per Share
 Basic                                       $    (0.01)   $   (0.02)  $  (0.01)
 Fully Diluted                               $    (0.01)   $   (0.02)  $  (0.01)

Weighted Average Common
 Shares Outstanding
 Basic                                        8,416,500    6,634,000  5,319,000
 Fully Diluted                                9,416,500    6,967,333  5,319,000



The accompanying notes are an integral part of these financial statements.

CENTALE, INC.

(FORMERLY KNOWN AS
SAFE HARBOUR HEALTHCARE PROPERTIES, LTD.)
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
East Aurora, New York


STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM THE DATE OF
INCEPTION (NOVEMBER 12, 1998) TO MAY 31, 2004



                         Period of Inception  Two Months      Years Ended
                         (November 12, 1998)    Ended          March 31,
                           to May 31, 2004   May 31, 2004   2004      2003
-------------------------------------------------------------------------------
Cash Flows from Operating
 Activities
 Net Loss for the Period  $ (294,264)       $ (130,930)    $(110,292) $ (50,000)

 Non-Cash Adjustments
  Organizational Expenses
  Paid by Stockholders       53,042                 -              -     50,000
  Common Stock Issued in
  Exchange for Services       1,850             1,850              -          -
  Loss on Disposal of
   Assets                     5,858             5,858              -          -
  Interest Expense
   Contributed as Capital    12,500                 -         12,500          -

 Changes in Assets and
  Liabilities:
  Accounts Payable and
   Accrued Expenses          78,786            78,786              -          -
                           ----------------------------------------------------
 Net Cash Flows from
  Operating Activities     (142,228)          (44,436)       (97,792)         -
                           ----------------------------------------------------

Net Cash Flows from
 Investing Activities             -                 -              -          -
                           ----------------------------------------------------
Cash Flows from Financing
 Activities
 Proceeds From Note Payable  23,750                 -         23,750          -
 Proceeds From Issuance of
  Common Stock              196,250            75,000        121,250          -
                           ----------------------------------------------------
 Net Cash Flows from
  Financing Activities      220,000            75,000        145,000          -
                           ----------------------------------------------------
Net Change in Cash and
 Cash Equivalents            77,772            30,564         47,208          -

Cash and Cash Equivalents -
 Beginning of Period              -            47,208              -          -
                           ----------------------------------------------------
Cash and Cash Equivalents -
 End of Period            $  77,772         $  77,772      $  47,208  $       -
                           ====================================================


Supplemental Disclosure of
 Non-Cash Investing and
 Financing Activities:

 Common Stock Issued in
  Exchange for Expenses
  Paid by Stockholders    $  53,042         $       -      $       -  $  50,000
 Common Stock Issued in
  Exchange for Services   $   1,850         $   1,850      $       -  $       -
 Software Technology
  acquired by Debt        $ 100,000         $ 100,000      $       -  $       -



The accompanying notes are an integral part of these financial statements.

CENTALE, INC.
(FORMERLY KNOWN AS
SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.)
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
East Aurora, New York


NOTES TO FINANCIAL STATEMENTS


Note A - The Company

     The Company was incorporated under the laws of the State of New York on November 12, 1998 as Safe Harbour Health Care Properties, LTD.

     The Company was engaged in the business of leasing real estate to health care facilities. During 1999, the Company ceased its operations and commenced action to voluntarily seek protection from creditors under the bankruptcy code. During 2003, The Company distributed its assets to the creditors in satisfaction of its outstanding liabilities. The bankruptcy was subsequently dismissed. The Company remained dormant until 2004, when one of the Company's shareholders purchased a controlling interest. The Company intends to begin operating as an internet based marketing company.

     Nature of Operations

     At the present time the Company is in the development stage and does not provide any product or service.

     The Company's future success is dependent upon its ability to raise sufficient capital in order to continue to develop its market for its services. There is no guarantee that such capital will be available on acceptable terms, if at all.

Note B - Summary of Significant Accounting Policies

     Method of Accounting

     The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

     Cash and Cash Equivalents

     Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

     Development Stage

     The Company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its services. The Company prepares its financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

     Earnings (Loss) Per Common Share

     Earnings (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share," by dividing income available to common stockholders by weighted average number of common shares outstanding for each period.

                                                            - continued -
                                     -26-

CENTALE, INC.
(FORMERLY KNOWN AS
SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.)
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
East Aurora, New York


NOTES TO FINANCIAL STATEMENTS


Note B - Summary of Significant Accounting Policies - continued

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

     Organizational Expenses

     Organizational expenses represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the corporation. Organizational costs are expensed as incurred pursuant Statement of Position 98-5 on Reporting on the Costs of Start-Up Activities.

     Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The corporation had no material deferred tax assets or liabilities for the periods presented.

     Provision for Income Taxes

     Deferred income taxes result from temporary differences between the basis of assets and liabilities recognized for differences between the financial statement and tax basis thereon, and for the expected future tax benefits to be derived from net operating losses and tax credit carryforwards. A valuation allowance is recorded to reflect the likelihood of realization of deferred tax assets.

Note C - Stockholders' Equity

     Common Stock

     The Company's Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

     The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the Company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

                                                              - continued -
                                     -27-

CENTALE, INC.
(FORMERLY KNOWN AS
SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.)
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
East Aurora, New York


NOTES TO FINANCIAL STATEMENTS


Note C - Stockholders' Equity - continued

     Preferred Stock

     The Company is authorized to issue 5,000,000 preferred shares of $.01 par value per share. The Company has not issued, and does not currently intend to issue, preferred shares but may do so in the future at the discretion of the board of directors.

Note D - Note Payable - Related Parties

     During 2004, The Company acquired microsite software technology from its principle stockholder for the amount of $100,000 in the form of a promissory note. The note is non-interest bearing and has no set repayment terms. At the note holder's option, the note may be converted into 1,000,000 shares of common stock in satisfaction of the note.

     The Company also has a note payable to a stockholder in the amount of $25,000. The note is non-interest bearing and has no set repayment terms.
As an inducement to make the loan, the stockholder also received 125,000 shares of common stock. Interest in the amount of $12,500 has been imputed on the note and has been recorded as contributed capital in the accompanying financial statements.

Note E - Media Service Agreement

     The Company entered into an agreement with Sebec Marketing, Inc. on March 4, 2004. The agreement requires Sebec Marketing, Inc. to place radio advertisements on a "guaranteed return" basis, whereby radio stations will commit to run an advertisement about the Company until it generates the guaranteed revenue for the sponsor. The agreement is also know as the Guaranteed Return Program. In April 2004, the Company terminated the contract with Sebec Marketing Inc. for non-performance. The Company was returned a portion of earnings from the guaranteed program amounting to $5,460, and an unspent portion of the contract in the amount of $5,200. The Company is currently renegotiating a new agreement with Sebec Marketing, Inc.

Note F - Employment Agreement

     The company entered into an agreement with Thaddeus A. Wier Jr., a majority stockholder, on February 11, 2004. The agreement granted Wier the position of Chairman of the Board, and in turn provided Wier with assurance of compensation and terms of employment terminating on March 31, 2007 or earlier.

     Wier will be compensated $150,000 per year and will receive a bonus each quarter, equal to his quarterly salary, if the Corporation determines that Wier has achieved the performance criteria set for him from time to time by the Board. Wier will receive a warrant to purchase 1,500,000 shares of the Company's common stock. The exercise and vesting terms have not been met at May 31, 2004. Wier will be entitled to receive health, medical, and disability benefits. The Company has also agreed to provide a life insurance policy with a face amount of $1 million dollars naming his wife as beneficiary. Furthermore, Wier will be provided auto insurance coverage, limited to $700 per month, and the automobile shall be replaced every three years with a new vehicle. Wier will be reimbursed for all reasonable business expenses actually incurred.

CENTALE, INC.
(FORMERLY KNOWN AS
SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.)
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
East Aurora, New York


NOTES TO FINANCIAL STATEMENTS


Note G - Going Concern

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has reported net losses and an accumulated deficit totaling $283,248 for the period from date of inception (November 12, 1998) through May 31, 2004.

     The Company's continued existence is dependent upon its ability to raise capital or to successfully market and sell its products. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

     The Company plans to raise working capital through equity offerings and future profitable operations.

                                  PART III

Item 1. Index to Exhibits
                                                             Page

     2-a  Certificate of Incorporation, as amended.           31

     2-b  Bylaws                                              34

     6-a  Software Development Agreement with Netsmartz LLC
          dated July 1, 2004                                  41

     6-b  Employment Agreement - Thaddeus A. Wier, Jr. dated
          February 11, 2004                                   53

     6-c  Consulting Agreement with Jon DeYoung dated
          July 21, 2004                                       63

Item 2. Description of Exhibits

     The exhibits are set forth following the Signatures.


                               SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CENTALE, INC.


Dated: July 22, 2004               By:/s/ Thaddeus A. Wier, Jr.
                                   ---------------------------------
                                   Thaddeus A. Wier, Chief
                                    Executive Officer
                                    and Chief Financial and Accounting Officer

                       *    *    *    *    *    *    *
                                                            EXHIBIT 2-a

                         CERTIFICATE OF INCORPORATION

                                     OF

                  SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.

               Under Section 402 of the Business Corporation Law




     The undersigned, being a natural person of at least 18 years of age and acting as the incorporator of the corporation hereby being formed under the Business Corporation Law, certifies that:

     FIRST:       The name of the corporation is SAFE HARBOUR HEALTH CARE
PROPERTIES, LTD.

     SECOND:      The corporation is formed for the following purpose or
purposes:

         To engage in any lawful act or activity for which corporations may be organized under this chapter, except that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

    THIRD:       The office of the corporation is to be located in the
County of Erie, State of New York.

    FOURTH:      The aggregate number of shares of stock which the
corporation shall have the authority to issue is twenty thousand (20,000) shares of Common Stock with $.01 par value.

    FIFTH:       The Secretary of State is designated as the agent of the
corporation upon whom process against the corporation may be served. The post office address within the State of New York to which the Secretary of State shall mail a copy of any process against the corporation served upon him is c/o Robert Brantl, Bressler Amery & Ross P.C., 17 State Street, 34th Floor, New York, New York 10004.

    SIXTH:       Except as otherwise provided by statute, any action that
might have been taken by a vote of the shareholders at a meeting thereof may be taken with the written consent of such of the shareholders who would have been entitled to vote upon such action if a meeting were held as have not less than the minimum percentage of the total vote required by statute, this Certificate of Incorporation, or the By-laws of the corporation, as may be applicable, for the proposed corporate action; provided that prompt notice shall be given to all shareholders of the taking of such corporate action without a meeting if less than unanimous consent is obtained.

    SEVENTH:     The corporation shall, to the full extent permitted by
the Business Corporation Law of the State of New York, as amended from time to time, indemnify all persons whom it has the power to indemnify pursuant thereto.

    EIGHTH:      A director of this corporation shall not be liable
personally to the corporation or its shareholders for monetary damages for any breach of any duty in such capacity; provided that this Article EIGHTH shall not eliminate or limit the liability of any director (1) if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith, or (2) for acts or omissions involving intentional misconduct or a knowing violation of law, or (3) for any transaction from which he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or (4) for acts which violate section 719 of the Business Corporation Law, or (5) for any act or omission occurring prior to the effective date of this Article EIGHTH.

    Subscribed and affirmed by me as true under the penalties of perjury on November 10, 1998.

                                          /s/Robert Brantl
                                          ---------------------------
                                          Robert Brantl, Incorporator
                                          Bressler, Amery & Ross, P.C.
                                          17 State Street
                                          New York, NY 10004


                          CERTIFICATE OF AMENDMENT
                                   OF THE
                        CERTIFICATE OF INCORPORATION
                                     OF
                 SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.

            (under Section 805 of the Business Corporation Law)

     The undersigned, being both the President and the Secretary of Safe Harbour Health Care Properties, Ltd., hereby certifies:

     FIRST: The name of the corporation is Safe Harbour Health Care Properties, Ltd.

     SECOND: The Certificate of Incorporation of the Corporation was filed by the Department of State of the State of New York on November 12, 1998.

     THIRD: The amendment of the Certificate of Incorporation effected by this Certificate of Amendment is to increase the aggregate number of shares which the corporation shall have authority to issue from 20,000 Common Shares of a par value of $.01 each, to 30,000,000 shares, of which 5,000,000 shall be designated as Preferred Shares, with a par value of $.01 each.

     FOURTH: To accomplish the foregoing amendment, Paragraph "FOURTH" of the Certificate of Incorporation of the Corporation, relating to the aggregate number of shares which the corporation is authorized to issue, the par value thereof, and the classes into which the shares are divided, is hereby amended to read as follows:

     "FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is 30,000,000 shares, which are divided into 5,000,000 Preferred Shares of a par value of $.01 each, and
25,000,000 Common Shares of a par value of $.01 each.	Subject to the
provisions of Section 502 of the Business Corporation Law, the Board of Directors of the Corporation is authorized to provide for the issuance from time to time of Preferred Shares in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, relative rights, preferences and limitations of the shares of each such series."

     FIFTH: The foregoing amendment of the Certificate of Incorporation was authorized by the unanimous written consent of the directors of the Corporation, followed by the unanimous written consent of the holders of all of the outstanding shares of the Corporation entitled to vote on the said amendment of the Certificate of Incorporation.

     IN WITNESS WHEREOF, I have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

Dated: March 19, 1999
                                       /s/David R. Knoll
                                       -------------------------------
                                       David R. Knoll, President
                                        And Secretary


                        CERTIFICATE OF AMENDMENT
                                 OF THE
                      CERTIFICATE OF INCORPORATION
                                   OF
                SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.

          (under Section 805 of the Business Corporation Law)

     The undersigned, being both the President and the Secretary of Safe Harbour Health Care Properties, Ltd., hereby certifies:

     FIRST: The name of the corporation is Safe Harbour Health Care Properties, Ltd.

     SECOND: The Certificate of Incorporation of the Corporation was filed by the Department of State of the State of New York on November 12, 1998.

     THIRD: The amendment of the Certificate of Incorporation effected by this Certificate of Amendment is to change the name of the Corporation.

     FOURTH: To accomplish the foregoing amendment, Paragraph "FIRST" of the Certificate of Incorporation of the Corporation, relating to the name of the Corporation, is hereby amended to read as follows:

     "FIRST:  The name of the Corporation is CENTALE, INC.

      FIFTH: The foregoing amendment of the Certificate of Incorporation was authorized by the unanimous written consent of the directors of the Corporation. The foregoing amendment was then authorized, pursuant to Section 615 of the Business Corporation Law, by the written consent of the holders of a majority of the outstanding shares of the Corporation entitled to vote, and prompt written notice of said action was given to the shareholders as required by said Section 615.

      IN WITNESS WHEREOF, I have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

Dated: July 1, 2004
                                        /s/ Thaddeus A. Wier, Jr.
                                        ---------------------------------
                                        Thaddeus A. Wier, Jr. President
                                         and Secretary



                    *       *       *       *       *

								EXHIBIT 2-b

                                  BY-LAWS

                                     OF

                               CENTALE, INC.

                         (a New York corporation)

1.   MEETING OF SHAREHOLDERS.

     1.1 Annual Meeting. The annual meeting of shareholders shall be held on a date fixed by the Board of Directors as soon as practicable after the completion of the audit of the Company's financial statements for the previous year, and shall be held at a place and time determined by the board of directors (the "Board").

     1.2 Special Meetings. Special meetings of the shareholders may be called by resolution of the Board (or by the Chairman of the Board) and shall be called by the President or Secretary upon the written request (stating the purpose or purposes of the meeting) of a majority of the Board. Only business related to the purposes set forth in the notice of the meeting may be transacted at a special meeting.

     1.3 Place of Meeting. Meetings of the shareholders may be held in or outside New York State.

     1.4 Notice of Meetings; Waiver of Notice. Written notice of each meeting of shareholders shall be given to each shareholder entitled to vote at the meeting, except that (a) it shall not be necessary to give notice to any shareholder who submits a signed waiver of notice before or after the meeting, and (b) no notice of an adjourned meeting need be given except when required by law. Each notice of meeting shall be given, personally or by mail, not less than 10 nor more than 60 days before the meeting and shall state the time and place of the meeting, and unless it is the annual meeting, shall state at whose direction the meeting is called and the purposes for which it is called.
 If mailed, notice shall be considered given when mailed to a shareholder at his address on the Corporation's records. The attendance of any shareholder at a meeting, without protesting before the end of the meeting the lack of notice of the meeting, shall constitute a waiver of notice by him.

     1.5 Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote shall constitute a quorum for the transaction of any business. In the absence of a quorum a majority in voting interest of those present or, in the absence of all the shareholders, any officer entitled to preside at or to act as secretary of the meeting, may adjourn the meeting until a quorum is present. At any adjourned meeting at which a quorum is present any action may be taken which might have been taken at the meeting as originally called.

     1.6 Voting; Proxies. Each shareholder of record shall be entitled to one vote for every share registered in his name and may attend meetings and vote either in person or by proxy. Corporate action to be taken by shareholder vote, including the election of directors, shall be authorized by a majority of the votes cast at a meeting of shareholders, except as otherwise provided by law or by section 1.7 of these by-laws. Directors shall be elected in the manner provided in section 2.1 of these by-laws. Voting need not be by ballot unless requested by a shareholder at the meeting or ordered by the chairman of the meeting. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after eleven months from its date unless it provides otherwise.

     1.7 Action by Shareholders Without a Meeting. Any shareholder action may be taken without a meeting if taken in compliance with Article "Sixth" of the Corporation's Certificate of Incorporation.

2.   BOARD OF DIRECTORS.

     2.1 Number, Qualification, Election and Term of Directors. The business of the Corporation shall be managed by the Board, which shall consist of not less than 1 director who shall each be at least 21 years old. The number of directors may be changed by resolution of a majority of the entire Board or by the shareholders, but no decrease may shorten the term of any incumbent director. Directors shall be elected at each annual meeting of shareholders by a plurality of the votes cast and shall hold office until the next annual meeting of shareholders and until the election of their respective successors.

     2.2 Quorum and Manner of Acting. A majority of the entire Board shall constitute a quorum for the transaction of business at any meeting, except as provided in Section 2.10 of these by-laws. Action of the Board shall be authorized by the vote of a majority of the directors present at the time of the vote if there is a quorum, except as otherwise provided by section 2.3 of these by-laws. In the absence of a quorum a majority of the directors present may adjourn any meeting from time to time until a quorum is present.

     2.3 Action by Board without a Meeting. Any Board action (or action of any committee thereof) may be taken without a meeting if all members of the Board (or of the committee) consent in writing to the adoption of a resolution authorizing the action.

     2.4 Participation by Telephone. Any one or more members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participating by such means shall constitute presence in person at a meeting.

     2.5 Place of Meetings. Meetings of the Board may be held in or outside New York State.

     2.6 Annual and Regular Meetings. Annual meetings of the Board, for the election of officers and consideration of other matters, shall be held either (a) without notice immediately after the annual meeting of shareholders and at the same place, or (b) as soon as practicable after the annual meeting of shareholders, on notice as provided in section 2.8 of these by-laws. Regular meetings of the Board may be held without notice at such times and places as the Board determines. If the day fixed for a regular meeting is a legal holiday, the meeting shall be held on the next business day.

     2.7 Special Meetings. Special meetings of the Board may be called by the President or by any one of the directors. Only business related to the purposes set forth in the notice of meeting may be transacted at a special meeting.

     2.8 Notice of Meetings; Waiver of Notice. Notice of the time and place of each special meeting of the Board, and of each annual meeting not held immediately after the annual meeting of shareholders and at the same place, shall be given to each director by mailing it to him at his residence or usual place of business at least three days before the meeting, or by delivering or telephoning or telegraphing it to him at least two days before the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. Notice need not be given to any director who submits a signed waiver of notice before or after the meeting, or who attends the meeting without protesting the lack of notice to him, either before the meeting or when it begins. Notice of any adjourned meeting need not be given, other than by announcement at the meeting at which the adjournment is taken.

     2.9 Resignation and Removal of Directors. Any director may resign at any time. Any or all of the directors may be removed at any time, either with or without cause, by vote of the shareholders, and any of the directors may be removed for cause by the Board.

     2.10 Vacancies. Any vacancy in the Board, including one created by an increase in the number of directors, may be filled for the unexpired term by a majority vote of the remaining directors, though less than a quorum.

     2.11 Compensation. Directors shall receive such compensation as the Board determines, together with reimbursement of their reasonable expenses in connection with the performance of their duties. A director may also be paid for serving the Corporation, its affiliates or subsidiaries in other capacities.

3.   COMMITTEES.

     3.1 Executive Committee. The Board, by resolution adopted by a majority of the entire Board, may designate the Executive Committee of three or more directors which shall have all the authority of the Board, except as otherwise provided in the resolution or by-laws, which shall serve at the pleasure of the Board. All action of the Executive Committee shall be reported to the Board at its next meeting. The Executive Committee shall adopt rules of procedure and shall meet as provided by those rules or by resolutions of the Board.

     3.2 Other Committees. The Board, by resolution adopted by a majority of the entire Board, may designate other committees of directors to serve at the Board's pleasure, with such powers and duties as the Board determines.

4.   OFFICERS.

     4.1 Number; Security. The executive officers of the Corporation shall be the President, one or more Vice Presidents if the Board so determines, a Secretary and a Treasurer. Any two or more offices may be held by the same person. The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

     4.2 Election; Term of Office. The executive officers of the Corporation shall be elected annually by the Board, and each officer shall hold office until the next annual meeting of the Board and until the election of his successor.

     4.3 Subordinate Officers. The Board may appoint subordinate officers (including Assistant Secretaries and Assistant Treasurers), agents or employees, each of whom shall hold office for such period and have such powers and duties as the Board determines. The Board may delegate to any executive officer or to any committee the power to appoint and define the powers and duties of any subordinate officers, agents or employees.

     4.4 Resignation and Removal of Officers. Any officer may resign at any time. Any officer elected or appointed by the Board or appointed by an executive officer or by a committee may be removed by the Board either with or without cause.

     4.5 Vacancies. A vacancy in any office may be filled for the unexpired term in the manner prescribed in sections 4.2 and 4.3 of these by-laws for the election or appointment to the office.

     4.6 The President. The President shall be the chief executive officer of the corporation, and shall be responsible, subject to the control of the Board, for developing policies and plans for the corporation, and shall preside at all meetings of stockholders. The President shall have such additional powers and duties as the Board assigns to him. The President shall execute all certificates, contracts, and other instruments of the Corporation, which may be authorized by the Board of Directors.

     4.7 Vice President. Each Vice President shall have such powers and duties as the Board or the President assigns to him.

     4.8 The Treasurer. The Treasurer shall be the chief financial officer of the Corporation and shall be in charge of the Corporation's books and accounts. Subject to the control of the Board, he shall have such other powers and duties as the Board or the President assigns to him.

     4.9 The Secretary. The Secretary shall be the secretary of, and keep the minutes of, all meetings of the Board and of the shareholders, shall be responsible for giving notice of all meetings of shareholders and of the Board, shall keep the seal and, when authorized by the Board, shall apply it to any instrument requiring it. Subject to the control of the Board, he shall have such other powers and duties as the Board or the President assigns to him. In the absence of the Secretary from any meeting, the minutes shall be kept by the person appointed for that purpose by the presiding officer.

     4.10 Salaries. The Board may fix the officers' salaries, if any, or it may authorize the President to fix the salary of any officer.

5.   SHARES.

     5.1 Certificates. The shares of the Corporation shall be represented by certificates in the form approved by the Board. Each certificate shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, and shall be sealed with the Corporation's seal or a facsimile of the seal.

     5.2 Transfers. Shares shall be transferable only on the Corporation's books, upon surrender of the certificate for the shares, properly endorsed. The Board may require satisfactory surety before issuing a new certificate to replace a certificate claimed to have been lost or destroyed.

     5.3 Determination of Shareholders of Record. The Board may fix, in advance, a date as the record date for the determination of shareholders entitled to notice of or to vote at any meeting of the shareholders, or to express consent to or dissent from any proposal without a meeting, or to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action. The record date may not be more than 60 nor less than 10 days before the date of the meeting, nor more than 50 days before any other action.

6.   INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     6.1. Indemnification in Actions Other Than By Right of the Corporation. The Corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action, proceeding or claim, or any appeal therein; provided, however, that no indemnification shall be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated. The foregoing indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, agreement, vote of stockholders, or otherwise.

     6.2. Indemnification in Actions by Right of the Corporation. The Corporation shall indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation, as a director or officer of any other corporation of any type of kind, domestic or foreign or of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in judgment or settlement, and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein; provided, however, that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. The foregoing indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, agreement, vote of stockholders, or otherwise.

7.   MISCELLANEOUS.

     7.1 Seal. The Board shall adopt a corporate seal, which shall be in the form of a circle and shall bear the Corporation's name and the year and state in which it was incorporated.

     7.2 Fiscal Year. The Board may determine the Corporation's fiscal year. Until changed by the Board, the Corporation's fiscal year shall end on December 31.

     7.3 Voting of Shares in Other Corporations. Shares in other corporations which are held by the Corporation may be represented and voted by the President or a Vice President of this Corporation or by proxy or proxies appointed by one of them. The Board may, however, appoint some other person to vote the shares.

     7.4 Amendments. By-laws may be amended, repealed or adopted by the shareholders or by a majority of the entire Board, but any by-law adopted by the Board may be amended or repealed by the shareholders. If a by-law regulating elections of directors is adopted, amended or repealed by the Board, the notice of the next meeting of shareholders shall set forth the by-law so amended, repealed or adopted, together with a concise statement of the changes made.

                          *     *     *     *     *



                                                            EXHIBIT 6-a


                      SOFTWARE DEVELOPMENT AGREEMENT

                        Contract Number: 06102004A


1. IDENTIFICATION OF THE PARTIES. This Agreement is made between Safe Harbour Health Care Properties, Ltd., a New York corporation doing business as Centale, Inc., with offices at 191 Main Street, East Aurora, NY 14052 ("Customer") and Netsmartz, LLC (the "Developer") with a principal place of business at 3495 Winton pace, Bldg E, Suite 285, Rochester, New York 14623.

2. PURPOSE OF AGREEMENT. Customer desires to retain Developer as an independent contractor to develop the computer software (the "Software") described in the Functional Specifications contained in the attached Appendix B made part of this Agreement (the "Development Plan"). Developer is ready, willing and able to undertake the development of the Software and agrees to do so under the terms and conditions set forth in this Agreement. Accordingly, the parties agree as follows:

3. FUNCTIONAL SPECIFICATION. Developer shall develop customized software solution for the Customer as described below. The Software developed and delivered is categorized as PHASE I delivery. Any development of additional software, maintenance or enhancements will be categorized as Software Development PHASE II. Phase II deliverables are in addition to the PHASE I deliverables outlined below and Developer will be compensated for PHASE II deliverables as outlined in Appendix A of this agreement.

PHASE I Deliverables:

a. A desktop software application for Customer, meeting the specifications set forth in Appendix B hereto.

b. A corporate Website for Customer, meeting the specifications set forth in Appendix B hereto.

c. A marketing Website for Customer, meeting the specifications set forth in Appendix B hereto.

In addition to customized software development as described above, Developer shall grant up to four licenses of Online ProposalSmartz Application and 1 license of Emailsmartz product suite to Customer to be used for promoting Customer to the investment community, and marketing Customer's products.

Customer will be responsible for acquiring all hardware needed to utilize the software developed and provided by developer. Customer will also be responsible for the cost of any third party software licenses required by Developer in order to deploy the Software Developed. Developer will recommend the third party software required and Customer will purchase the third party software directly and Customer will retain all rights to the purchased third party software.

Reports. Once each month until completion of all Phase I Services, Developer will provide the Customer a written report setting forth (a) a progress report with respect to the Phase I Services, and (b) an itemized accounting for the man-hours devoted to Phase I Services.

Payment for Development completed and preparation of Development Plan in case of termination of agreement: If at any time prior to delivery of the Phase I Deliverables Customer terminates this Agreement, Developer shall be entitled to compensation on a time and materials basis at an hourly rate of $49.00 for all resources who worked on development efforts plus expenses to the date of termination. Developer shall submit an invoice detailing its time and expenses. If the invoice amount is less than the amounts paid to Developer prior to termination, Developer shall promptly return the excess to Customer.
 If the invoice amount exceeds the amounts paid to Developer prior to termination, Customer shall promptly pay Developer the difference.

4. PAYMENT. The total contract price for software development for PHASE I is set at $50,000.00 plus 200,000 shares of Customer's common stock. Any changes to this contract price shall be set forth in the Development Plan and/or Functional Specifications and must be appended to this agreement. Maintenance and Support is charged above and beyond this contract price and is outlined in
Section 11 of this document. Customer shall pay the Developer as per the schedule below:


a.   Fifteen Thousand Dollars ($15,000) upon the execution of this agreement.
b. Ten Thousand Dollars ($10,000) on the later of (i) the delivery date of the software application specified in Section 1.1(a) hereof or
     (ii) August 15, 2004.
c.   Twenty-Five Thousand Dollars ($25,000) on or before December 1, 2004.
d.   Issue two hundred thousand (200,000)  shares of Customer's
     (Centale's) common stock (the "Shares") to Developer prior to August
     15, 2004. The Customer agrees that on the next occasion that the Customer files with the Securities and Exchange Commission a registration statement on Form SB-2, S-1 or comparable form for registering a public offering of securities, it will include in the registration statement a public offering of the Shares by the Developer, and will provide the Developer with a copy of the prospectus when it is declared effective.


5. PAYMENT OF DEVELOPER'S COSTS. Customer is not liable to reimburse Developer for any expenses necessarily incurred by Developer while away from Developer's regular place of business and engaged in the performance of services under this Agreement.

6. LATE FEES. Late payments by Customer shall be subject to late penalty fees of 1.0 percent per month from the due date until the amount is paid.

7. CHANGES IN PROJECT SCOPE. If at any time Customer should desire a change in Developer's performance under this Agreement that will alter or amend the Specifications or other elements of the Development Plan, Customer shall submit to Developer a written proposal specifying the desired changes.

Developer will evaluate each such proposal at its standard rates and charges. Developer shall submit to Customer a written response to each such proposal within 10 working days following receipt thereof. Developer's written response shall include a statement of the availability of Developer's personnel and resources, as well as any impact the proposed changes will have on the contract price, delivery dates or warranty provisions of this Agreement.

Changes to the Development Plan shall be evidenced by a "Development Plan Modification Agreement." The Development Plan Modification Agreement shall amend the Development Plan appropriately to incorporate the desired changes and acknowledge any effect of such changes on the provisions of this Agreement. The Development Plan Modification Agreement shall be signed by authorized representatives of Customer and Developer, whereupon Developer shall commence performance in accordance with it.

Should Developer not approve the Development Plan Modification Agreement as written, where approval will not be unreasonably withheld, Developer will so notify Customer within 10 working days of Developer's receipt of the Development Plan Modification Agreement. Developer shall not be obligated to perform any services beyond those called for in the Development Plan prior to its approval of the Development Plan Modification Agreement.

For purposes of this Agreement, each Development Plan Modification Agreement duly authorized in writing by Customer and Developer shall be deemed incorporated into and made part of this Agreement. Each such Development Plan Modification Agreement shall constitute a formal change to this Agreement adjusting fees and completion dates as finally agreed upon.

8. DELAYS. Developer shall use all reasonable efforts to deliver the Software on schedule. However, at its option, Developer can extend the due date by up to 15 days for any Deliverable by giving written notice to Customer. The total of all such extensions shall not exceed 45 days.

Customer is responsible for ensuring seamless communication with other vendors that work on systems currently employed at their organization. A 24 hour turnaround is expected on any question asked by the Developer that requires interfacing and/or knowledge of other systems that affect the development of the Software. In case of delays occurring due to lack of communication with other vendors of Customer, Developer may extend the deliverable by the amount of time due to this delay.

Any delay or nonperformance of any provision of this Agreement caused by conditions beyond the reasonable control of the performing party shall not constitute a breach of this Agreement, provided that the delayed party has notified the other in writing of the delay and the anticipated duration of the delay. The delayed party's time for performance shall be deemed to be extended for a period equal to the duration of the conditions beyond its control. If notice is given by Developer and if anticipated delay period exceeds 45 days, this Agreement may be terminated at the option of Customer, and Customer shall be licensed and authorized to use any Software or deliverables which have been accepted by Customer prior to the termination.

Conditions beyond a party's reasonable control include, but are not limited to, natural disasters, acts of government after the date of the Agreement, power failure, fire, flood, acts of God, labor disputes, riots, acts of war and epidemics. Failure of subcontractors and inability to obtain materials shall not be considered a condition beyond a party's reasonable control.

9. ACCEPTANCE TESTING OF SOFTWARE. Customer shall have 30 days from the date of delivery of the Software in final form to inspect, test and evaluate it to determine whether the Software satisfies the acceptance criteria in accordance with procedures set forth in the Development Plan, or as established by Developer and approved by Customer prior to testing.

If the Software does not satisfy the acceptance criteria, Customer shall give Developer written notice stating why the Software is unacceptable. Developer shall have 15 days from the receipt of such notice to correct the deficiencies. Customer shall then have 15 days to inspect, test and evaluate the Software. If the Software still does not satisfy the acceptance criteria, Customer shall have the option of either (1) repeating the procedure set forth above, or (2) terminating this Agreement pursuant to the section of this Agreement entitled "Termination." If Customer does not give written notice to Developer within the initial 30-day inspection, testing and evaluation period or any extension of that period, that the Software does not satisfy the acceptance criteria, and provided Developer has notified Customer of approaching the expiration period, Customer shall be deemed to have accepted the Software upon expiration of such period.

10. TRAINING. Developer shall provide 1 days of training in the use of the Software by at least one (but not more than 2) qualified Developer personnel ("trainers"). The training will be conducted on such dates and locations in the United States as the parties may agree.

Customer will be responsible for all costs and expenses of all Customer's trainees, including room, board, transportation, salary, insurance and other benefits, and other expenses while attending the training. If Developer's resources are required to travel outside of 90 Mile radius from Developer's primary location of work in Rochester, NY, Customer will be responsible for all transportation and lodging costs.

11. MAINTENANCE OF SOFTWARE. Beginning on the first day after deployment of the Software, following expiration of the warranty period set forth in the section of this Agreement entitled "Warranties," Developer shall provide the following error-correction and support services:

(a) telephone hot-line support during Developer's normal days and hours of business operation. Such support shall include consultation on the operation and utilization of the Software. Customer shall be responsible for all telephone equipment and communication charges related to such support; and

(b) error correction services, consisting of Developer using all reasonable efforts to design, code and implement programming changes to the Software, and modifications to the documentation, to correct reproducible errors therein so that the Software is brought into substantial conformance with the Specifications.

Payment for Maintenance. Maintenance provided by Developer under this Section 11 will be considered to be "Phase II Services." Customer shall compensate Developer for maintenance in accordance with Items 2.4 and 2.5 on Appendix A hereto. One Year after the date of Customer's final acceptance of the Software, Developer shall be entitled to mutually agreed upon increases in the maintenance fee upon at least 30 days' prior written notice to Customer.

Customer's Role in Maintenance. The provision of the error-correction and support services described above shall be expressly contingent upon Customer promptly reporting any errors in the Software or related documentation to Developer, as they become aware of, in writing and not modifying the Software without Developer's written consent.

Term of Support. If Customer elects to utilize Developer for support services, subject to timely payment by Customer of the maintenance fees, Developer shall offer the maintenance described above for at least one year after completion of the development work under this Agreement.

Customer Termination of Maintenance. Customer may discontinue the maintenance services described above at any time and must provide written notice to Developer.

12.  OWNERSHIP OF SOFTWARE.

a. Work Product. "Work Product" means all code, deliverables, materials, products and modifications developed or prepared for Customer by Developer pursuant to this agreement, including any code or other materials developed for Developer's own use in fulfilling its responsibilities under this agreement.

b. All Work Product is and shall remain the property of Customer, and all right, title and interest in the Work Product shall vest in Customer and shall be deemed to be a "work made for hire" and made in the course of the services rendered hereunder. To the extent that title to the Work Product does not, by operation of law, vest in Customer or the Work Product is not considered work made for hire, all right, title and interest therein are hereby irrevocably assigned to Customer. Customer shall have the right to obtain and hold in its name copyrights, patents, registrations or such other protection as may be appropriate to the Work Product. Developer agrees to give Customer any reasonably assistance required to perfect the rights defined in this Section 4.1.

13. OWNERSHIP OF BACKGROUND TECHNOLOGY. Customer acknowledges that Developer owns or holds a license to use and sublicense various preexisting development tools, routines, subroutines and other programs, data and materials that Developer may include in the Software developed under this Agreement. This material shall be referred to as "Background Technology." Developer's Background Technology includes, but is not limited to, those items identified in the Exhibit, attached to and made a part of this Agreement.

Developer retains all right, title and interest, including all copyright, patent rights and trade secret rights in the Background Technology. Subject to full payment of the consulting fees due under this Agreement, Developer grants Customer a nonexclusive, perpetual worldwide license to use the Background Technology in the Software developed for and delivered to Customer under this Agreement, and all updates and revisions thereto. However, Customer shall make no other commercial use of the Background Technology without Developer's written consent.

If Developer ceases to be in Business, Customer shall be provided with the knowledge and/or associated documentation to understand the Background Technology.

15. WARRANTIES. Developer warrants that for Sixty (60) Days following acceptance of the Software by Customer, the Software will be free from material reproducible programming errors and defects in workmanship and materials, and will substantially conform to the Specifications in the Development Plan when maintained and operated in accordance with Developer's instructions. If material reproducible programming errors are discovered during the warranty period, Developer shall promptly remedy them at no additional expense to Customer. If material reproducible programming errors are discovered post the warranty period, and the customer is on a maintenance plan with Developer, Developer shall take all reasonable steps to remedy them given they conform to the specifications in the Development plan. This warranty to Customer shall be null and void if Customer is in default under this Agreement or if the nonconformance is due to:

     (1) hardware failures due to defects, power problems, environmental problems or any cause other than the Software itself;

     (2) modification of the Software operating systems or computer hardware by any party other than Developer; or

     (3) misuse, errors or negligence of Customer, its employees or agents in operating the Software.

Developer shall not be obligated to cure any defect unless Customer notifies it of the existence and nature of such defect promptly upon discovery.

b. Warranty of Compatibility. Developer warrants that the Software shall be compatible with the Customer's hardware and software as set forth in the Development Plan Specifications.

THE WARRANTIES SET FORTH IN THIS AGREEMENT ARE THE ONLY WARRANTIES GRANTED BY DEVELOPER. DEVELOPER DISCLAIMS ALL OTHER WARRANTIES EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

16. INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS. Developer represents, BUT DOES NOT WARRANT, that to the best of its knowledge the Software delivered to Customer under this Agreement will not infringe any valid and existing intellectual property right of any third party.

17. CONFIDENTIALITY. During the term of this Agreement and for two years afterward, Developer will use reasonable care to prevent the unauthorized use or dissemination of Customer's confidential information. Reasonable care means at least the same degree of care Developer uses to protect its own confidential information from unauthorized disclosure.


Confidential information does not include information that:

     - the Developer knew before Customer disclosed it

     - is or becomes public knowledge through no fault of Developer

     - the Developer obtains from sources other than Customer who owe no duty of confidentiality to Customer, or

     - the Developer independently develops.

18. NON-COMPETITION. Developer acknowledges that the business plan developed by Customer is valuable and proprietary to Customer. Accordingly, during the Term of this Agreement and for one year following termination of this Agreement, Developer will not design or develop any desktop software application for any end user engaged in the business of direct marketing or direct response marketing except pursuant to direction from Customer.

19.  ANCILLARY AGREEMENTS.   Simultaneous with the execution of this
Agreement, (a) Customer and Developer will be executing the Referral Agreement in the form annexed hereto as Exhibit 1 and (b) Customer and Jack Dhariwal will be executing the Management Services Agreement in the form annexed hereto as Exhibit 2.

20. TERM OF AGREEMENT. This Agreement commences on the date it is executed and shall continue until full performance by both parties, or until earlier terminated by one party under the terms of this Agreement.

21. TERMINATION OF AGREEMENT. Each party shall have the right to terminate this Agreement by written notice to the other if a party has materially breached any obligation herein and such breach remains uncured for a period of 30 days after written notice of such breach is sent to the other party.

If Developer terminates this Agreement because of Customer's default, all of the following shall apply:

     <a) Customer shall immediately cease use of the Software.

     (b) Customer shall, within 10 days of such termination, deliver to Developer all copies and portions of the Software and related materials and documentation in its possession furnished by Developer under this Agreement.

     (c) All amounts payable or accrued to Developer under this Agreement shall become immediately due and payable.

     (d) All rights and licenses granted to Customer under this Agreement shall immediately terminate unless Customer has paid the developer in full for the Software, in which case Customer may use the Software royalty free. Developer shall provide Customer the source code if the agreement is terminated for convenience after full payment for the Software is received by the Developer.


This Agreement may be terminated by Customer for its convenience upon thirty 30 days' prior written notice to Developer. Upon such termination, all amounts owed to Developer under this Agreement for accepted work shall immediately become due and payable and all rights and licenses granted by Developer to Customer under this Agreement shall immediately terminate unless Customer has paid the developer in full for the Software, in which case Customer may use the Software royalty free.

In the event of a termination of this Agreement, other than a termination by Developer for cause, then during the ninety days after the parties become aware of the impending termination, Developer will cooperate with any effort by Customer to develop a replacement source for software design and development. Specifically, Developer will provide the services of a competent technician for two full days to train any individual or group designated by Customer in the Background Technology, know-how and other processes necessary to develop and modify the desktop software applications marketed by Customer.
 Customer will pay Developer its customary hourly rate for design services for this training process.

20. TAXES. The charges included here do not include taxes. If Developer is required to pay any federal, state or local sales, use, property or value added taxes based on the services provided under this Agreement, the taxes shall be separately billed to Customer. Developer shall not pay any interest or penalties incurred due to late payment or nonpayment of such taxes by Customer.

21. DEVELOPER AN INDEPENDENT CONTRACTOR. Developer is an independent contractor, and neither Developer nor Developer's staff is, or shall be deemed, Customer's employees. In its capacity as an independent contractor, Developer agrees and represents, and Customer agrees, as follows:

     (a) Developer has the right to perform services for others during the term of this Agreement subject to non-competition provisions set out in this Agreement, if any.

     (b) Developer has the sole right to control and direct the means, manner and method by which the services required by this Agreement will be performed.

     (c) Developer has the right to perform the services required by this Agreement at any place or location and at such times as Developer may determine. Developer shall take all reasonable measures such that customer is not impacted in any way.

     (d) The services required by this Agreement shall be performed by Developer, or Developer's staff, and Customer shall not be required to hire, supervise or pay any assistants to help Developer.

     (e) Developer is responsible for paying all ordinary and necessary expenses of its staff.

     (f) Neither Developer nor Developer's staff shall be required to devote full-time to the performance of the services required by this Agreement.

     (g) Customer shall not provide insurance coverage of any kind for Developer or Developer's staff.

22. NON-SOLICITATION OF EMPLOYEES. Each party agrees not to solicit the other party's employees during performance of this Agreement and for a period of 2 Years after termination of this Agreement without the other party's written consent.

23.  GENERAL PROVISIONS.

     (a) Complete Agreement. This Agreement together with all exhibits, appendices or other attachments, which are incorporated herein by reference, is the sole and entire Agreement between the parties. This Agreement supersedes all prior understandings, agreements and documentation relating to such subject matter.

     (b) Modifications to Agreement. Modifications and amendments to this Agreement, including any exhibit or appendix hereto, shall be enforceable only if they are in writing and are signed by authorized representatives of both parties.

     (c) Applicable Law. This Agreement will be governed by the laws of the State of New York.

     (d) Arbitration. All disputes, controversies, or claims arising out of or relating to this Agreement or a breach thereof shall be submitted to and finally resolved by arbitration under the rules of the American Arbitration Association ("AAA") then in effect. There shall be one arbitrator, and such arbitrator shall be chosen by mutual agreement of the parties in accordance with AAA rules. The arbitration shall take place in Buffalo, New York. The arbitrator shall apply the laws of New York to all issues in dispute. The findings of the arbitrator shall be final and binding on the parties, and may be entered in any court of competent jurisdiction for enforcement.

     (e) Notices. All notices and other communications given in connection with this Agreement shall be in writing and shall be deemed given as follows:

     - When delivered personally to the recipient's address as appearing in the introductory paragraph to this Agreement;

     - Upon receipt after being deposited in the United States mail, postage prepaid to the recipient's address as appearing in the introductory paragraph to this Agreement, or

     - When sent by fax or telex to the last fax or telex number, or by e-mail of the recipient known to the party giving notice. Notice is effective upon receipt.

     Any party may change its address appearing in the introductory paragraph to this Agreement by giving notice of the change in accordance with this paragraph.

     (f) No Agency. Nothing contained herein will be construed as creating any agency, partnership, joint venture or other form of joint enterprise between the parties.

     (g) Assignment. The rights and obligations under this Agreement are not assignable by either party.

24. SIGNATURES. Each party represents and warrants that on this date they are duly authorized to bind their respective principals to this contract by their signatures below.

Contract Number: 06102004A

Customer:  Safe Harbour Health Care Properties, Ltd.

Signature:  ______________________________________

Name: Thaddeus A. Wier, Jr.
Title: Chief Executive Officer
Date:  _____________________


Developer:  Netsmartz, LLC

By:  ______________________________________
Jack Dhariwal
Authorized Signatory

Date:  ___________________



Appendix A:			PHASE II SERVICES


2.1 Services to be Provided. All services provided by Developer to Customer that are not itemized in Section I of this Agreement are "Phase II Services. It is expected that Phase II services will include software design and development, modifications to existing software, hosting and administration of Customer's Websites and the desktop software applications it will be distributing, and assistance in marketing.

2.2 Pricing. Developer will charge Customer for Phase II Services in accordance with Developer' published price list or, when there is no published price for a specific service, in accordance with Developer' customary pricing.
 At present, Developer charges $49 per hour for design and development services.

2.3  Quotations.  Whenever Customer requires Phase II Services from
Developer, Customer will deliver to Developer a detailed request for quotation ("RFQ"). Within a reasonable time after receipt of an RFQ, Developer will provide Customer a price quotation, setting forth with specificity the man-hours projected and any ancillary expenses that are include in the quotation.
 If the quotation is for software modifications required for a specific customer contract, the quotation will be binding on Developer unless Customer consents to a modification. Any other quotation may be modified by Developer for good cause, except that Customer may cancel any ongoing project in the event that Developer modifies the related price quotation.

2.4 Payment for Services. Customer will pay Developer for all Phase II Services upon receipt of an invoice. At Customer's option, Customer may pay any amount due for Phase II Services by either (a) paying the invoiced amount in cash or (b) issuing to Developer a certificate for Customer common stock. If Customer chooses option (b), the number of shares to be issued will equal
(A) 130% of the invoiced amount divided by (B) the average of the closing last sale price of Customer common stock on its principal trading market for the five trading days preceding the date on which the shares are issued.

2.5 Credits. The following shall be credits against any obligation of Customer to Developer on account of Phase II Services:

a. If the total man-hours utilized in completing the Phase I Services and accounted for in Developer' reports to Customer do not equal or exceed three thousand (3,000) hours, then Customer will be entitled to utilize the remainder (3000 hours minus total hours accounted for by Developer for PHASE I development) free-of-charge to be utilized for Phase II Services.

b. If on the ninetieth day on which the Customer's common stock has been quoted for public trading, the Average Price is greater than Fifty
Cents ($.50), then Developer shall credit to Customer, as an offset to existing or future invoiced amounts, a Dollar amount equal to (A) 200,000 times the Average Price, less (B) 100,000, multiplied by (C) fifty percent (50%). The Average Price will be the average of the closing last sale price of Customer's common stock on its principal trading market for the twenty trading days preceding the said ninetieth trading date.


Customer Initials:              Developer Initials:
                   --------                          ----------

                       *       *       *       *       *

								EXHIBIT 6-b

                EMPLOYMENT AGREEMENT - THADDEUS A. WIER, JR.

     AGREEMENT made as of the 11th day of February, 2004 by and between SAFE HARBOUR HEALTH CARE PROPERTIES, LTD., a New York corporation with offices at 191 Main Street, East Aurora, NY 14052 (the "Corporation"), and THADDEUS A. WIER, JR., residing at 1699 Sweet Road, East Aurora, NY 14052 ("Wier").

     WHEREAS, the Corporation wishes to employ Wier as Chairman, and to provide Wier with assurance of compensation and terms of employment which will competitively motivate Wier, and Wier desires to be so employed.

     NOW, THEREFORE, it is agreed:

     1. Title; Capacities.

        (a) The Corporation hereby employs Wier as Chairman of the Board. In such capacity, Wier shall be responsible for presiding at meetings of the Corporation's Board of Directors and at meetings of the Corporation's shareholders.

        (b) In addition to the specific statutory responsibilities of the Chairman, Wier agrees to provide consulting services to the Corporation in the areas of business development, investor relations, public relations, and finance. Wier will provide the following services:

     - render professional advice and guidance in the development of a strategic business plan for the purpose of raising capital and fostering the growth of the Corporation;

     - design a strategic financing plan commensurate with the financial requirements of the Corporation, and assist the Corporation by answering questions and advising on any financial or strategic issues that may arise which affect the Corporation;

     - assist in the development of a strategy to accomplish shareholder liquidity, including review of opportunities for access to public markets;

     - target potential merger and acquisition candidates for the Corporation, including: initiating direct contact with such candidates; determining if there is an interest on the part of any such candidate; and establishing the qualification of any interested candidates;

     - Provide liaison with the investment and banking community in the areas of equity financing, debt financing, and/or venture capital;

     -   Introduce to the Corporation potential investors;

     - Provide due diligence and assist with negotiations and structuring potential business opportunities and operations;

     - Seek equity, debt, mezzanine short term financing, factoring, accounts receivable, sale/lease back and additional financing sources to meet the financial roadmap requirements for growth and expansion. This will include negotiations, financial modeling and highest and best use of financial resources;

     - Assist the Corporation with various other transactional services and/or provide miscellaneous financial advice as may be requested by the Corporation and which is within the scope of services provided by Wier.

Wier, further, will assist the Corporation with review (and necessary editing) of a written business plan, to bring such into commercially reasonable form, regarding the current status of the Corporation, its historical business situation, and future plans. Wier will also assist in the preparation of such documents as may be useful in accomplishing a private offering or a registered public offering of securities. Wier will also assist the Corporation in managing such a capital raise.

     (c) The Corporation acknowledges that Wier may be engaged in business activities unrelated to the services required hereunder. Wier agrees that he will devote as much of his business time and attention to the performance of his duties under this Agreement as he considers reasonably necessary to achieve the goals contemplated by this Agreement.

     (d) Wier agrees to abide by such reasonable rules, regulations, person-nel practices and policies of the Corporation, and any changes therein, which may be reasonably adopted from time to time by the Corporation and delivered in writing to Wier.

     2.  Contribution to Business Plan.

     (a) Utilization of Shell. The Corporation has been a shell corporation without business operations for several years. As majority shareholder of the Corporation, Wier has the opportunity to sell his interest for a significant cash payment. The Corporation acknowledges that by implementing a business plan within the Corporation, Wier is foregoing that opportunity.

     (b) Technology. Wier has access to a microsite technology that provides him with a large number of business opportunities. Wier agrees that during the term of this agreement, he will make that technology available to the Corporation as an integral part of the Corporation's business plan.

     (c) Consideration.. In consideration of the contributions to the Corporation recited in this Section 2, and the services performed by Wier to date in organizing the business of the Corporation, the Corporation will pay Wier a fee of One Hundred Thousand Dollars ($100,000). At Wier's option, Wier may convert the right to receive said fee into one million shares of the Corporation's common stock. Wier may give notice to the Corporation of the conversion of the fee to stock at any time during the twelve months following the date of this Agreement.


     3.  Compensation.

     (a) Salary. The Corporation will pay Wier a salary at the rate of One Hundred Fifty Thousand Dollars ($150,000) per annum, payable on such days when the salaries of other Corporation employees are paid.

     (b) Bonus. Once each quarter, the Corporation will pay Wier a bonus equal to his quarterly salary, if the Corporation's Board of Directors determines that Wier has achieved the performance criteria set for him from time to time by the Board.

     (c) Warrant. Upon the execution of this Agreement, the Corporation will issue to Wier a warrant to purchase 1,500,000 shares of the Corporation's common stock in the form annexed hereto.

     (d) Life Insurance. The Company will purchase a life insurance policy on Wier's life which will pay to the beneficiaries designated by Wier from time to time a death benefit of One Million Dollars ($1,000,000) in the event of Wier's death. The Company will pay all premiums on said policy when due throughout the Term of this Agreement.

     (e) Other Benefits. Wier shall be entitled to receive such health, medical, and disability benefits as are made available to executive employees of the Corporation.

     (f) Automobile. The Corporation shall provide to Wier, at no cost to Wier, an automobile for Wier's business use and purposes, including automobile insurance coverage, which said automobile shall be selected by Wier and shall be replaced every three (3) years with a new vehicle. The vehicle to be provided to Wier by the Corporation shall be limited to a cost, exclusive of insurance costs, of $700.00 per month.

     (g) Reimbursement of Business Expenses. Wier shall be entitled to reimbursement of all reasonable business expenses actually incurred by Wier in the discharge of Wier' duties hereunder, including expenses for entertainment, travel, employee training and similar items, upon submission to the Corporation with satisfactory documentation thereof.

     4.  Term.

     (a) The "Term" of this Agreement and of Wier's employment hereunder shall commence on the date of this Agreement and shall terminate on March 31, 2007, unless earlier terminated pursuant to '4(b) hereunder.

     (b) Prior to March 31, 2007, Wier's employment hereunder may be terminated as follows:

          (i)  by Wier, at will;

         (ii)  by the Corporation for Cause;

         (iii) by the Corporation, upon the death or disability of Wier. "Disability" shall mean Wier's inability to perform Wier's normal Employment functions due to any medically determinable physical or mental disability, which can last or has lasted three months or is expected to result in death.

     (c)  As used herein, the term "Cause" shall mean only the following:
(i) conviction during the Term of a crime involving moral turpitude, or (ii) material, willful or gross misconduct by Wier in the performance of his duties hereunder.

     (d) Termination of Wier's employment, when permitted hereunder, may be effectuated by delivery of written notice to Wier, stating the grounds for termination. Such notice shall be effective upon receipt.

     5.   Registration Rights.

     (a) Upon written request by Wier, the Corporation shall prepare and file with the Securities and Exchange Commission a registration statement and such other documents, including a prospectus, as may be necessary in the opinion of counsel for the Corporation in order to comply with the provisions of the Securities Act, so as to permit a public sale by Wier of any shares of common stock issued to Wier pursuant to this Agreement and any shares of common stock purchased by him upon exercise of the annexed Warrant (collectively, the "Registrable Shares"). Wier may make such request at any time after securities issued by the Corporation or by a successor to the business of the Corporation are quoted in the public market. In connection with the registration of the Registrable Shares, the Corporation covenants and agrees as follows:

     i    The Corporation will use its best efforts to cause the registration statement to be declared effective as promptly as practicable.

    ii    Until either (i) all of the Registrable Shares have been sold or
(ii) Wier will be able to sell all of the remaining Registrable
Shares in the public market without a prospectus within a six month period, the Corporation will file such amendments to the registration statement as are necessary in order to permit continued use of the prospectus.

   iii    The Corporation shall furnish Wier with such number of
prospectuses and amended prospectuses as shall reasonably be requested.

    iv    The Corporation shall pay all costs, fees and expenses in connection with the registration statements filed pursuant to this Section including, without limitation, the Corporation's legal and accounting fees, printing expenses and blue sky fees and expenses.

     v    The Corporation will take all necessary action which may be required in qualifying or registering the securities included in the registration statement for resale under the securities or blue sky laws of such states as are reasonably requested by Wier provided that the Corporation shall not be obligated to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

     (b) The rights granted to Wier under this Section 5 may be assigned by Wier on one or more occasions to any individual to whom Wier assigns any of the Registrable Shares, but only to the extent of the assigned Registrable Shares, the rights as to Registrable Shares not assigned being retained by Wier.

      6. Covenant of Non-Competition. In consideration of the undertakings by the Corporation herein, Wier covenants for the benefit of the Corporation and the shareholders thereof as follows:

      (a) The "Restricted Period" for purposes of this Covenant shall commence on the Effective Date and shall continue for a period ending on the date which is one year after the date on which Wier ceases to be employed by the Corporation.

      (b) During the Restricted Period Wier shall not, directly or indirectly, as an employee, consultant or principal, through equity ownership or otherwise, for himself or for any other person, engage in, or assist any other person to engage in, any Competitive Activities. For purposes hereof, "Competitive Activities" shall include the following:

          (i) Directly or indirectly soliciting, diverting, taking away or attempting to solicit, divert, or take away any business opportunities which became available to the Corporation or any of its subsidiaries or affiliated entities during the Term of this Agreement.

         (ii)   Engaging in the business of direct response marketing.

        (iii) Hiring, offering to hire, enticing away or in any manner persuading or attempting to persuade any person affiliated (as employee or as independent contractor) with the Corporation or any affiliate or subsidiary of the Corporation to discontinue his relationship with such company, or to become employed by any other entity.

     (c) The Corporation acknowledges that Wier is an experienced professional in matters of corporate investor relations and investment banking. During the term of this Agreement, Wier may hold an ownership position or other affiliation with an investor relations firm (an "IR Firm").
 The services provided by Wier on behalf of the IR Firm shall not be deemed "Competitive Activities" for purposes of this Agreement unless performed for an entity engaged in direct response marketing. Moreover, in the event that the IR Firm contracts to perform services for the Company, Wier's affiliation with the IR Firm shall not be deemed a conflict of interest, and the fees or other compensation paid by the Company to the IR Firm shall not be considered an offset to any compensation due hereunder.

     7. Assignment. The Corporation and Wier acknowledge that the relationship established hereby is unique and personal and that neither the Corporation nor Wier may assign or delegate any of their respective rights and/or obligations hereunder without the prior written consent of the other party except as follows:

     In the event of a future disposition of (or including) the properties and business of the Corporation, substantially as an entirety, by merger, consolidation, sale of assets, or otherwise, then the Corporation shall be obligated to assign this Agreement and all of its rights and obligations hereunder to the acquiring or surviving corporation, and such acquiring or surviving corporation shall assume in writing all of the obligations of the Corporation hereunder; provided, however, that the Corporation (in the event and so long as it remains in business as an independent going enterprise) shall remain liable for the performance of its obligations hereunder in the event of an unjustified failure of the acquiring corporation to perform its obligations under this Agreement.

     8. Indemnification. The Corporation shall indemnify Wier to the fullest extent authorized by the Business Corporation Law of the State of New York against claims or liability arising from his service on behalf of the Corporation, whether pursuant to this Agreement or pursuant to previous arrangements between the Corporation and Wier.

     9. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                              SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.


                              By:
                                 --------------------------------
                                 Thaddeus A. Wier, Jr., President


                                 THADDEUS A. WIER, JR.




                            February 11, 2004

                 SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.
                       COMMON STOCK PURCHASE WARRANT

     THIS CERTIFIES THAT, for value received, Thaddeus A. Wier, Jr. or registered permitted assigns (the "Holder") is hereby granted the right to purchase, during the Exercise Period defined below, up to one million five hundred thousand (1,500,000) fully paid and non-assessable shares of the common stock, $.01 par value, ("Common Stock") of Safe Harbour Health Care Properties, Ltd. (the "Company"). The "Exercise Price" will be twenty cents ($0.20) per share, subject to adjustment as set forth in Section 4 of this Warrant.

     1.  Exercise Period and Vesting.

     A. The "Exercise Period" will commence if and to the extent that the rights hereunder "Vest" as described below. The Exercise Period will terminate on December 31, 2006.

     B. The right of the Holder to purchase shares upon exercise of this Warrant will "Vest" as follows:

         i. The right to purchase 500,000 shares will Vest on the first date when the sum of (a) the paid-in-capital reflected on the Company's balance sheets less (b) the paid-in-capital attributable to services rendered in consideration of capital stock exceeds One Million Dollars ($1,000,000).

        ii. The right to purchase 500,000 additional shares will Vest on the first date when the sum of (a) the paid-in-capital reflected on the Company's balance sheets less (b) the paid-in-capital attributable to services rendered in consideration of capital stock exceeds Two
Million Dollars ($2,000,000).

       iii. The right to purchase the remaining 500,000 shares will Vest on the date on which securities issued by the Corporation are listed on the NASDAQ SmallCap Market.

     2.  Assignment and Registration

     Subject to the provisions hereof, this Warrant may be transferred on the books of the Company, wholly or in part, in person or by attorney, upon surrender of this Warrant with the form of Assignment attached hereto duly completed and executed. This Warrant shall be cancelled upon such surrender and a new Warrant or Warrants shall be issued by the Company, in the name of the person to whom such transfer is made as to the portion of this Warrant transferred, and in the name of the holder of this Warrant as to any portion
not transferred.   Each Holder hereof consents and agrees that the Company may treat the person in whose name this Warrant is registered on the books of the Company as the absolute owner hereof for all purposes and that the Company shall not be affected by any notice to the contrary. The foregoing notwith-standing, the Company shall have no obligation to transfer this Warrant on its books, and shall not do so, unless it shall have received evidence satisfactory to counsel for the Company that the transfer will not violate the Securities Act of 1933, as amended, or any of the rules and regulations promulgated thereunder, or the securities laws of any state.

     3.  Exercise of Warrant.

     A. The purchase rights represented by this Warrant are exercisable at the option of the Holder hereof, in whole or in part (but not as to fractional shares of the Common Stock) during the Exercise Period as set forth above. In the case of the purchase of less than all the shares of Common Stock purchasable under this Warrant, the Company shall cancel this Warrant upon the surrender hereof and shall execute and deliver a new Warrant of like tenor for the balance of the shares of Common Stock purchasable hereunder.

     B. This Warrant may be exercised by surrender of the Warrant with the annexed Exercise Form duly completed and executed together with the full Exercise Price in cash or by wire transfer for the number of shares of Common Stock as to which this Warrant is exercised, at the Company's principal executive offices.

     C. In lieu of payment of the Exercise Price in cash, the Holder will be entitled to participate in any cashless exercise program that the Company may implement for its executives and/or employees.

     D. Upon the exercise of this Warrant, the Holder hereof shall be entitled to receive a certificate or certificates for the number of shares of Common Stock purchased upon such exercise and a new Warrant or Warrants representing any unexercised portion of this Warrant. Each person in whose name any certificates for Common Stock are issued shall, for all purposes, be deemed to have become the holder of record of such Common Stock at the close of business on the date of exercise of this Warrant, irrespective of the date of delivery of such certificate, except that if the transfer books of the Company are closed on such date, such person shall be deemed to have become the holder of record of such Common Stock at the close of business on the next succeeding date on which the transfer books are open. Nothing in this Warrant shall be construed as conferring upon the holder hereof any rights as a shareholder of the Company.

     4.  Anti-Dilution Provisions.

     A. Stock Splits, Etc. If there is any stock dividend, stock split, or combination of shares of Common Stock of the Company, the number and amount of shares then subject to this Warrant shall be proportionately and appropriately adjusted. No change shall be made in the aggregate purchase price to be paid for all shares subject to this Warrant, but the aggregate Exercise Price shall be allocated among all shares subject to this Warrant after giving effect to the adjustment.

     B. Capital Events. If there is any other change in the Common Stock of the Company, including recapitalization, reorganization, sale or exchange of assets, exchange of shares, offering of subscription rights, or a merger or consolidation in which the Company is the surviving corporation, an adjustment, if any, shall be made in the shares then subject to this Warrant as the Board of Directors may deem equitable. Failure of the Board of Directors to provide for an adjustment pursuant to this subparagraph prior to the effective date of any Company action referred to herein shall be conclusive evidence that no adjustment is required in consequence of such ac-tion.

     5.  Notices to Warrant Holders.

     Nothing contained in this Warrant shall be construed as conferring upon the holder hereof the right to vote or to consent or to receive notice as a shareholder in respect of any meetings of shareholders for the election of directors or any other matters or as having any rights whatsoever as a shareholder of the Company. If, however, at any time prior to the expiration of the Warrant and prior to its exercise, any of the following events shall occur:

     (a) The Company shall take a record of the holders of its shares of Common Stock for the purpose of entitling them to receive a dividend or distribution; or

     (b) The Company shall offer to all the holders of its Common Stock any additional shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, or any option, right or option to subscribe therefor; or

     (c) A merger or consolidation of the Company in which the Company is not the surviving Company or the adoption of a plan of liquidation or a sale of all or substantially all of its assets shall be proposed;

then, in any one or more of said events, the Company shall give written notice to all holders of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale. Such notice shall specify such record date or the date of closing the transfer books, as the case may be. Failure to give such notice or any defect therein shall not affect the validity of any action taken in connection with the declaration or payment of any such dividend, or the issuance of any convertible or exchangeable securities, or subscription rights, options or options, or any proposed dissolution, liquidation, winding up or sale.

     6.  Successors.

     All the covenants, agreements, representations and warranties contained in this Warrant shall bind the parties hereto and their respective heirs, executors, administrators, distributees, successors and assigns.

     7.  Law Governing.

     This Warrant shall be construed and enforced in accordance with, and governed by, the laws of the State of New York.

     WITNESS the signature of the duly authorized Chief Executive Officer of the Company.

                                    SAFE HARBOUR HEALTH CARE PROPERTIES, LTD.



                                    By____________________________________
                                      Thaddeus A. Wier, Jr., President



                      *       *       *       *       *
								EXHIBIT 10-c

                              CONSULTING AGREEMENT

     AGREEMENT made as of the 21st day of July, 2004 by and between CENTALE, INC., a New York corporation with offices at 191 Main Street, East Aurora, NY 14052 (the "Corporation"), and JON DEYOUNG, residing at 326 Ellicot Center Road, Tonowanda, NY 14150 ("DeYoung").

     WHEREAS, the Corporation desires to retain DeYoung as an advisor to the Board of Directors and the Chief Executive Officer, and DeYoung is willing to perform in that role; and

     WHEREAS, the parties contemplate that at some time in the future the Corporation may desire that DeYoung serve as the President of the Corporation, and the parties wish to set forth herein the terms on which that relationship will be undertaken.

     NOW, THEREFORE, it is agreed:

     1.  Services.

     (a) Upon request of the Corporation's Board of Directors or its Chief Executive Officer, DeYoung shall provide advice and consultation to the Board and the Chief Executive Officer. The scope of DeYoung's involvement will include financial planning, business development, and other areas of business management that are within DeYoung's expertise.

     (b) DeYoung will make himself available as needed by the Corporation, at times to be mutually agreed upon based on the business and personal obligations of DeYoung and the Corporation. DeYoung shall not be required to devote any specific amount of time to the performance of services hereunder.

     2. Election of Employment. At any time prior to January 31, 2006 the Corporation's Board of Directors may give written notice to DeYoung that it wishes him to assume the position of President and Chief Executive Officer of the Corporation. The notice shall specify the date on which DeYoung's employment in that role will commence (the "Effective Date"), which shall not be less than thirty (30) days after the giving of notice. Prior to the Effective Date the parties will execute and deliver to each other the Employment Agreement attached hereto as Appendix A. Upon the Effective Date, DeYoung shall assume the position of President and Chief Executive Officer of the Corporation, pursuant to the terms of the Employment Agreement.

     3.  Compensation for Consulting and Commitment to Be Employed.

	(a) Stock Grant. Effective on the date of this Agreement, the Corporation shall issue to DeYoung six hundred thousand (600,000) shares of the Corporation's common stock. The DeYoung represents and warrants that he is taking the shares for investment and not for resale or distribution.

	(b) Reimbursement of Expenses. DeYoung shall be entitled to reim-bursement of all reasonable business expenses actually incurred by DeYoung in the discharge of DeYoung's duties hereunder, including expenses for entertainment, travel and similar items, upon submission to the Corporation with satisfactory documentation thereof.

     4. Term. The "Term" of this Agreement shall commence on the date of this Agreement and shall continue until January 31, 2006.

     5. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York.



     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

					CENTALE, INC.

                                        By: _______________________
                                            Thaddeus A. Wier, C.E.O.


                            		______________________________
                                        JON DEYOUNG

                                                           APPENDIX A

                     EMPLOYMENT AGREEMENT - JON DEYOUNG

     AGREEMENT made as of the "Effective Date" defined herein by and between CENTALE, INC., a New York corporation with offices at 191 Main Street, East Aurora, NY 14052 (the "Corporation"), and JON DEYOUNG, residing at 326 Ellicot Center Road, Tonowanda, NY 14150 ("DeYoung").

     WHEREAS, the Corporation wishes to employ DeYoung as President, and to provide DeYoung with assurance of compensation and terms of employment which will competitively motivate DeYoung, and DeYoung desires to be so employed.

     NOW, THEREFORE, it is agreed:

     1. Title; Capacities.

     (a) The Corporation hereby employs DeYoung as President, which shall be the chief executive office of the Corporation. In such capacity, DeYoung shall be responsible for supervising the implementation of the plans and policies adopted from time-to-time by the Corporation's Board of Directors. DeYoung shall be subject to the supervision of the Corporation's Board of Directors.

     (b) DeYoung agrees that he will devote substantially all of his business time, labor, skill, attention and best ability to the performance of his duties under this Agreement, except to the extent that his obligations to Advanced Safety Systems require his attention. DeYoung agrees to abide by such reasonable rules, regulations, personnel practices and policies of the Corporation, and any changes therein, which may be reasonably adopted from time to time by the Corporation and delivered in writing to DeYoung.

     2.  Compensation.

     (a) Salary. The Corporation will pay DeYoung a salary at the rate of One Hundred Twenty Thousand Dollars ($120,000) per annum, payable on such days when the salaries of other Corporation employees are paid.

     (b) Bonus. Once each quarter, the Corporation will pay DeYoung a bonus equal to his quarterly salary, if the Corporation's Board of Directors determines that DeYoung has achieved the performance criteria set for him from time to time by the Board.

     (c) Stock Grant. Upon the Effective Date, the Corporation will issue to DeYoung five hundred thousand (500,000) shares of the Corporation's common stock.

     (d) Life Insurance. The Company will purchase a life insurance policy on DeYoung's life which will pay to the beneficiaries designated by DeYoung from time to time a death benefit of One Million Dollars ($1,000,000) in the event of DeYoung's death. The Company will pay all premiums on said policy when due throughout the Term of this Agreement.

     (e) Benefits. DeYoung shall be entitled to receive such health, medical, disability and life insurance benefits as are made available to executive employees of the Corporation. The Corporation specifically undertakes to provide health insurance to DeYoung and his family.

     (f) Automobile Allowance. The Corporation shall reimburse a portion of DeYoung's automobile expenses on a non-accountable basis. The amount of reimbursement shall be Five Hundred Dollars ($500) per month, which shall be payable on the first day of each month.

     (g) Reimbursement of Business Expenses. DeYoung shall be entitled to reimbursement of all reasonable business expenses actually incurred by DeYoung in the discharge of DeYoung's duties hereunder, including expenses for entertainment, travel, employee training and similar items, upon submission to the Corporation with satisfactory documentation thereof.

     3.  Term.

     (a) The "Effective Date" of this Agreement shall be the date set by the Corporation's Board of Directors in the notice delivered to DeYoung pursuant to Section ___ of the Consulting Agreement between the parties dated July 21, 2004.

     (b) The "Term" of this Agreement and of DeYoung's employment hereunder shall commence on the Effective Date and shall terminate on the second anniversary of the Effective Date, unless earlier terminated pursuant to Sec. 3(c) hereunder.

     (c) Prior to the second anniversary of the Effective Date, DeYoung's employment hereunder may be terminated as follows:

     (i)   by DeYoung, at will;

    (ii)  by the Corporation for Cause;

   (iii) by the Corporation, upon the death or disability of DeYoung. "Disability" shall mean DeYoung's inability to perform DeYoung's normal employment functions due to any medically determinable physical or mental disability, which can last or has lasted three months or is expected to result in death.

     (d)  As used herein, the term "Cause" shall mean only the following:
(i) conviction during the Term of a crime involving moral turpitude, (ii) material, willful or gross misconduct by DeYoung in the performance of his duties hereunder, or (iii) the failure by DeYoung to perform or observe any substantial lawful obligation of such employment that is not remedied within fifteen (15) days after the receipt of written notice thereof from the Board of Directors (provided such neglect or failure is unrelated to disability.

     (e) Termination of DeYoung's employment, when permitted hereunder, may be effectuated by delivery of written notice to DeYoung, stating the grounds for termination. Such notice shall be effective upon receipt.

     4. Covenant of Non-Competition. In consideration of the undertakings by the Corporation herein, DeYoung covenants for the benefit of the Corporation and the shareholders thereof as follows:

     (a) The "Restricted Period" for purposes of this Covenant shall commence on the Effective Date of this Agreement and shall continue for a period ending on the date which is one year after the date on which DeYoung ceases to be employed by the Corporation.

     <b) During the Restricted Period DeYoung shall not, directly or indirectly, as an employee, consultant or principal, through equity ownership or otherwise, for himself or for any other person, engage in, or assist any other person to engage in, any Competitive Activities. For purposes hereof, "Competitive Activities" shall mean the following:

     (i) Directly or indirectly soliciting, diverting, taking away or attempting to solicit, divert, or take away any business opportunities which became available to the Corporation or any of its subsidiaries or affiliated entities during the Term of this Agreement.

    <ii) Engaging in business with any person or entity with which the Corporation was engaged in business during the preceding six months.

   (iii) Hiring, offering to hire, enticing away or in any manner persuading or attempting to persuade any person affiliated (as employee or as independent contractor) with the Corporation or any affiliate or subsidiary of the Corporation to discontinue his relationship with such company, or to become employed by any other entity.

     5. Assignment. The Corporation and DeYoung acknowledge that the relationship established hereby is unique and personal and that neither the Corporation nor DeYoung may assign or delegate any of their respective rights and/or obligations hereunder without the prior written consent of the other party except as follows:

     In the event of a future disposition of (or including) the properties and business of the Corporation, substantially as an entirety, by merger, consolidation, sale of assets, or otherwise, then the Corporation shall be obligated to assign this Agreement and all of its rights and obligations hereunder to the acquiring or surviving corporation, and such acquiring or surviving corporation shall assume in writing all of the obligations of the Corporation hereunder; provided, however, that the Corporation (in the event and so long as it remains in business as an independent going enterprise) shall remain liable for the performance of its obligations hereunder in the event of an unjustified failure of the acquiring corporation to perform its obligations under this Agreement.

     6. Indemnification. The Corporation shall indemnify DeYoung to the fullest extent authorized by the Business Corporation Law of the State of New York against claims or liability arising from his service on behalf of the Corporation.

     7. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                    CENTALE, INC.


                                    By:
                                       ----------------------------------
                                       Thaddeus A. Wier, Jr., Chairman




                                       ----------------------------------
                                       JON DEYOUNG